Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean on May 12, 2017

To the Shareholders and the Board of Directors of Woori Bank

Report on the Consolidated Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Bank and subsidiaries (the “Group”). The financial statements consist of the consolidated interim statements of financial position as of March 31, 2017 and the consolidated interim statements of comprehensive income, consolidated interim statements of changes in shareholders’ equity and consolidated interim statements of cash flows, all expressed in Korean Won, for the three months ended March 31, 2017 and 2016, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

The Group’s management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements of the Group are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the consolidated interim statement of financial position as of December 31, 2016, and the related consolidated interim statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2016 (not presented in the accompanying consolidated financial statements, all expressed in Korean Won), in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 3, 2017. The consolidated statement of financial position as of December 31, 2016 presented as a comparative purpose in the accompanying financial statements does not differ, in all material respects, from the audited consolidated statement of financial position as of December 31, 2016.

Accounting principles and review standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 12, 2017

Notice to Readers

This report is effective as of May 12, 2017, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the accountants’ review report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Kwang Goo Lee

President and Chief Executive Officer

Main Office Address:	(Road Name Address) 51, Sogong-ro, Jung-gu, Seoul
(Phone Number) 02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

	March 31, 2017	December 31, 2016
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	7,984,000	7,591,324
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	4,895,765	5,650,724
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	20,138,096	20,817,583
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	14,296,526	13,910,251
Loans and receivables (Notes 4,10,11,12,18 and 45)	259,253,071	258,392,633
Investments in joint ventures and associates (Note 13)	398,941	439,012
Investment properties (Note 14)	364,740	358,497
Premises and equipment (Notes 15 and 18)	2,442,308	2,458,025
Intangible assets and goodwill (Note 16)	471,686	483,739
Assets held for sale (Note 17)	5,496	2,342
Current tax assets	4,925	6,229
Deferred tax assets	287,540	232,007
Derivative assets (Notes 4,11,12 and 26)	146,196	140,577
Net defined benefit assets (Note 24)	5,523	70,938
Other assets (Notes 19 and 45)	215,192	128,846

Total assets	310,910,005	310,682,727

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	3,197,324	3,803,358
Deposits due to customers (Notes 4,11,21 and 45)	222,386,239	221,020,411
Borrowings (Notes 4,11,12 and 22)	16,866,596	18,769,515
Debentures (Notes 4,11 and 22)	23,970,184	23,565,449
Provisions (Notes 23, 44 and 45)	384,246	428,477
Net defined benefit liability (Note 24)	49,561	64,666
Current tax liabilities	338,030	171,192
Deferred tax liabilities	21,509	22,023
Derivative liabilities (Notes 4,11,12 and 26)	48,459	7,221
Other financial liabilities (Notes 4,11,12, 25 and 45)	22,765,876	21,985,086
Other liabilities (Notes 25 and 45)	315,034	299,376

Total liabilities	290,343,058	290,136,774

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 (CONTINUED)

	March 31, 2017	December 31, 2016
	(Korean Won in millions)
EQUITY
Owners’ equity:	20,409,199	20,386,160
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,385,500	3,574,896
Capital surplus (Note 28)	286,331	286,331
Other equity (Note 30)	(1,574,489)	(1,468,025)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of March 31, 2017 and December 31, 2016 is 2,438,191 million Won and 2,255,252 million Won, respectively
Regulatory reserve for credit loss to be reserved as of March 31, 2017 and December 31, 2016 is 1,549 million Won and 182,939 million Won, respectively
Planned provision of regulatory reserve for credit loss as of March 31, 2017 and December 31, 2016 is 1,549 million Won and 182,939 million Won, respectively)	14,930,465	14,611,566
Non-controlling interests	157,748	159,793

Total equity	20,566,947	20,545,953

Total liabilities and equity	310,910,005	310,682,727

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

	For the three months ended March 31
	2017	2016
	(Korean Won in millions, except for per share data)
Interest income	2,083,776	2,151,508
Interest expense	(821,032)	(907,847)

Net interest income (Notes 34 and 45)	1,262,744	1,243,661
Fees and commissions income	507,612	449,641
Fees and commissions expense	(232,660)	(217,906)

Net fees and commissions income (Notes 35 and 45)	274,952	231,735
Dividend income (Note 36)	39,828	67,318
Net loss on financial instruments at fair value through profit or loss (Note 37)	(158,475)	(58,267)
Net gain on available-for-sale financial assets (Note 38)	15,785	9,287
Impairment losses due to credit loss (Notes 39 and 45)	(79,277)	(180,210)
General and administrative expenses (Notes 40 and 45)	(754,270)	(772,443)
Other net operating income (Notes 40 and 45)	278,457	15,173

Operating income	879,744	556,254
Share of losses of joint ventures and associates (Notes 13)	(49,415)	(50)
Net other non-operating income (loss)	(1,699)	9,157

Non-operating income (loss) (Note 41)	(51,114)	9,107

Net income before income tax expense	828,630	565,361
Income tax expense (Note 42)	(185,899)	(118,857)

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended March 31, 2017 and 2016 are 641,182 million Won and 428,472 million Won, respectively) (Note 32)	642,731	446,504

Remeasurement of the net defined benefit liability	(26,517)	(33,163)

Items that will not be reclassified to profit or loss	(26,517)	(33,163)
Gain on available-for-sale financial assets	12,974	98,034
Share of other comprehensive gain (loss) of joint ventures and associates	1,704	(3,378)
Loss on foreign currency translation of foreign operations	(100,460)	(11,417)
Loss (gain) on valuation of cash flow hedge	(853)	10,118

Items that may be reclassified to profit or loss	(86,635)	93,357

Other comprehensive income (loss), net of tax	(113,152)	60,194

Total comprehensive income	529,579	506,698

Net income attributable to:
Net income attributable to owners	637,473	443,292
Net income attributable to non-controlling interests	5,258	3,212
Total comprehensive income attributable to:
Comprehensive income attributable to owners	531,613	500,928
Comprehensive income (loss) attributable to non-controlling interests	(2,034)	5,770
Basic and diluted earnings per share (In Korean Won) (Note 43)	874	584

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2016	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915
Net income	—	—	—	—	443,292	443,292	3,212	446,504
Dividends to common stocks	—	—	—	—	(168,317)	(168,317)	(12)	(168,329)
Gain on valuation of available-for-sale financial assets	—	—	—	97,521	—	97,521	513	98,034
Changes in equity of joint ventures and associates	—	—	—	(3,378)	—	(3,378)	—	(3,378)
Loss on foreign currency translation of foreign operations	—	—	—	(13,464)	—	(13,464)	2,047	(11,417)
Gain on valuation of cash flow hedge	—	—	—	10,118	—	10,118	—	10,118
Remeasurement of the net defined benefit liability	—	—	—	(33,161)	—	(33,161)	(2)	(33,163)
Dividends to hybrid securities	—	—	—	—	(50,485)	(50,485)	—	(50,485)

March 31, 2016	3,381,392	3,334,002	294,259	(1,489,667)	13,950,612	19,470,598	127,201	19,597,799

January 1, 2017	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953
Net income	—	—	—	—	637,473	637,473	5,258	642,731
Dividends to common stocks	—	—	—	—	(269,308)	(269,308)	(11)	(269,319)
Gain on valuation of available-for-sale financial assets	—	—	—	12,780	—	12,780	194	12,974
Changes in equity of joint ventures and associates	—	—	—	1,704	—	1,704	—	1,704
Loss on foreign currency translation of foreign operations	—	—	—	(92,970)	—	(92,970)	(7,490)	(100,460)
Gain on valuation of cash flow hedge	—	—	—	(853)	—	(853)	—	(853)
Remeasurement of the net defined benefit liability	—	—	—	(26,521)	—	(26,521)	4	(26,517)
Dividends to hybrid securities	—	—	—	—	(49,266)	(49,266)	—	(49,266)
Redemption of hybrid securities	—	(189,396)	—	(604)	—	(190,000)	—	(190,000)

March 31, 2017	3,381,392	3,385,500	286,331	(1,574,489)	14,930,465	20,409,199	157,748	20,566,947

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

	For the three months ended March 31
	2017	2016
	(Korean Won in millions)
Cash flows from operating activities:
Net income	642,731	446,504
Adjustments:
Income tax expense	185,899	118,857
Interest income	(2,083,776)	(2,151,508)
Interest expense	821,032	907,847
Dividend income	(39,828)	(67,318)

	(1,116,673)	(1,192,122)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	79,277	180,210
Loss on valuation of financial instruments at fair value through profit or loss	149,488	69,941
Share of losses of investments in joint ventures and associates	62,792	6,752
Loss on disposal of investments in joint ventures and associates	27,684	—
Loss on transaction of derivatives / valuation of derivatives (hedging)	47,572	25,571
Loss on fair value hedged items	26	86,250
Provision for guarantee and loan commitment and others	18,120	8,025
Retirement benefits	35,795	38,167
Depreciation and amortization	62,685	72,835
Loss on disposal of premises and equipment and other assets	337	1,730
Impairment loss on premises and equipment and other assets	120	28

	483,896	489,509

Deduction of revenues not involving cash inflows:
Gain on available-for-sale financial assets	15,785	9,287
Gain on transaction of derivatives / valuation of derivatives (hedging)	64	78,909
Gain on fair value hedged items	18,954	25,183
Reversal of provisions and others	2,731	334
Share of profits of investments in joint ventures and associates	13,377	6,702
Gain on disposal of investments in joint ventures and associates	28,420	1,199
Gain on disposal of premises and equipment and other assets	181	217
Reversal of impairment loss on premises and equipment and other assets	32	2,385

	79,544	124,216

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(563)	34,944
Loans and receivables	(1,228,368)	(15,393,267)
Other assets	(1,030)	(101,715)
Deposits due to customers	1,366,846	8,812,024
Provision for guarantee and loan commitment and others	(103,089)	(1,529)
Net defined benefit liability	(4,766)	(46,315)
Other financial liabilities	596,403	8,702,488
Other liabilities	8,880	29,853

	634,313	2,036,483

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016 (CONTINUED)

	For the three months ended March 31
	2017	2016
	(Korean Won in millions)
Cash received from (paid for) operating activities:
Interest income received	2,135,970	2,117,534
Interest expense paid	(918,381)	(861,829)
Dividends received	32,175	31,325
Income tax paid	(40,006)	(70,434)

Net cash provided by operating activities	1,774,481	2,872,754

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	6,502,288	3,740,932
Redemption of held-to-maturity financial assets	2,501,593	1,663,816
Disposal of investments in joint ventures and associates	51,659	13,587
Disposal of investment properties	393	—
Disposal of premises and equipment	313	—
Disposal of intangible assets	500	2,359
Disposal of assets held for sale	738	1,200

	9,057,484	5,421,894

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	5,619,903	5,150,533
Acquisition of held-to-maturity financial assets	2,921,380	1,616,501
Acquisition of investments in joint ventures and associates	8,412	800
Acquisition of investment properties	342	—
Acquisition of premises and equipment	25,478	17,177
Acquisition of intangible assets	36,002	20,528

	8,611,517	6,805,539

Net cash provided by (used in) investing activities	445,967	(1,383,645)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	2,593,035	2,663,913
Issuance of debentures	4,819,830	3,702,019

	7,412,865	6,365,932

Cash out-flows from financing activities:
Repayment of borrowings	4,496,149	3,284,948
Repayment of debentures	4,398,001	4,466,080
Redemption of hybrid securities	190,000	—
Dividends paid on hybrid securities	33,413	25,363

	9,117,563	7,776,391

Net cash used in financing activities	(1,704,698)	(1,410,459)

Net increase in cash and cash equivalents	515,750	78,650
Cash and cash equivalents, beginning of the period	7,591,324	6,644,055
Effects of exchange rate changes on cash and cash equivalents	(123,074)	99,987

Cash and cash equivalents, end of the period	7,984,000	6,822,692

See accompanying notes

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

1. GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign currencies exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement dated July 28, 2014, by and between Woori Finance Holdings Co., Ltd. and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of March 31, 2017, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of ‘Disposal of Woori Bank’s shares to Oligopolistic Shareholders. In addition to the sale, during the three months ended March 31, 2017, KDIC sold additional 14 million shares. As of March 31, 2017 and December 31, 2016, KDIC held 144 million shares and 158 million shares (21.37% and 23.37% ownership interest) respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 892 branches and offices in Korea, and 22 branches and offices overseas as of March 31, 2017.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of
Subsidiaries	Main business	March 31, 2017	December 31, 2016
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	March, 31
Woori Private Equity Co., Ltd.	Finance	100.0	100.0	Korea	March, 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	March, 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	March, 31
Woori Investment Bank Co., Ltd.	Other credit finance business	58.2	58.2	Korea	March, 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	March, 31
Woori America Bank	Finance	100.0	100.0	U.S.A	March, 31
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	March, 31
Woori Bank (China) Limited	”	100.0	100.0	China	March, 31

		Percentage of ownership (%)		Location	Financial statements as of
Subsidiaries	Main business	March 31, 2017	December 31, 2016
AO Woori Bank	Finance	100.0	100.0	Russia	March, 31
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0	Indonesia	March, 31
Woori Brazil Bank	”	100.0	100.0	Brazil	March, 31
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	March, 31
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	March, 31
Woori Finance Cambodia	”	100.0	100.0	Cambodia	March, 31
Woori Finance Myanmar	”	100.0	100.0	Myanmar	March, 31
Wealth Development Bank	”	51.0	51.0	Philippines	March, 31
Woori Bank Vietnam Limited	”	100.0	100.0	Vietnam	March, 31
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	March, 31
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	March, 31
An-Dong Raja First Co., Ltd. (*5)	”	—	0.0	Korea	March, 31
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	March, 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	March, 31
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	March, 31
Woori Poongsan Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	March, 31
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Electric Cable First Co., Ltd (*1)	”	0.0	0.0	Korea	March, 31
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Woori HJ First Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Woori WEBST 1st Co., Ltd. (*1)	”	0.0	—	Korea	March, 31
Samsung Plus Private Equity Investment Trust 36th and 31 beneficiary certificates for the rest (*2)	Securities investment and others	—	—	Korea	March, 31
Principle Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	March, 31
Principle and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	March, 31
Woori Bank and Woori Private Equity Co., Ltd.:
Woori Private Equity Fund (*4)	Other financial business	31.9	31.9	Korea	March, 31
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0	Korea	March, 31
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	March, 31
Seari First Securitization Specialty Co., Ltd. (*1)	”	0.0	—	Korea	March, 31
Woori Card Co., Ltd.
TUTU Finance-WCI Myanmar Co.,Ltd	Finance	100.0	100.0	Myanmar	March, 31
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*1)	Asset securitization	0.0	—	Korea	March, 31

(*1)	The entity was a structured entity for the purpose of asset securitization and was in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) had the power over the investee, 2) was exposed, or had rights, to variable returns from its involvement with the investee, and 3) had the ability to use its power to affect its returns.
(*2)	The entity was a structured entity for the purpose of investment in securities and was in scope for consolidation, considering that the Group 1) had the power over the investee, 2) was exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*3)	The entity was a money trust under the Financial Investment Services and Capital Markets Act and was in scope for consolidation. Although the Group was not a majority shareholder, the Group 1) has the power over the investee, 2) was exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*4)	Woori Private Equity Fund is in scope for consolidation as the Group has power over the entity as a general partner.
(*5)	Due to liquidation for the three months ended as of March 31, 2017, the entity is excluded from the scope for consolidation.

(3)	As of March 31, 2017, and December 31, 2016, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of March 31, 2017
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the structured entities.

	As of December 31, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
Kiwoom Frontier Professional Investment Private Fund 6(Bond) (*)	Korea	Securities Investment	50.0

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information was prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the three months ended March 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	120,738	85,153	61,050	76	76
Woori Private Equity Co., Ltd.	47,151	3,966	136	(933)	(912)
Woori Finance Research Institute Co., Ltd.	3,999	445	1,410	177	177
Woori Card Co., Ltd.	7,706,396	6,252,767	442,768	29,288	28,414
Woori Investment Bank Co., Ltd.	1,830,592	1,653,913	68,489	4,208	4,618
Woori Credit Information Co., Ltd.	31,953	5,256	7,724	325	325
Woori America Bank	1,823,775	1,623,680	19,768	3,516	(12,692)
Woori Global Markets Asia Limited	258,059	142,915	1,760	207	(9,283)
Woori Bank (China) Limited	4,563,027	4,075,045	57,560	3,714	(29,223)
AO Woori Bank	198,658	146,356	3,994	1,081	917
PT Bank Woori Saudara Indonesia 1906 Tbk	2,096,738	1,714,427	50,445	12,462	(14,400)
Woori Brazil Bank	149,485	115,162	6,414	760	(863)
Korea BTL Infrastructure Fund	784,176	286	7,781	6,861	6,861
Woori Fund Service Co., Ltd.	11,582	1,181	2,164	387	387
Woori Finance Cambodia	30,030	22,671	1,285	301	(294)
Woori Finance Myanmar	6,321	4,849	278	(57)	(182)
Wealth Development Bank	178,884	144,032	3,293	511	(481)
Woori Bank Vietnam Limited	759,750	611,939	7,201	1,180	(11,135)
Money trust under the Financial Investment Services and Capital Markets Act	1,539,850	1,510,691	11,032	(170)	(170)
Structured entity for the securitization of financial assets	523,417	933,065	4,394	(816)	(896)
Structured entity for the investments in securities	3,415,290	1,155,290	27,661	9,583	8,056

	As of and for the year ended December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	141,329	105,821	244,783	1,048	1,432
Woori Private Equity Co., Ltd.	97,338	53,244	2,154	312	219
Woori Finance Research Institute Co., Ltd.	3,710	334	4,445	108	100
Woori Card Co., Ltd.	7,606,108	6,180,893	1,555,373	109,393	116,381
Woori Investment Bank Co., Ltd.	1,576,627	1,404,566	178,572	23,872	23,897
Woori Credit Information	31,292	4,416	27,884	543	618
Woori America Bank	2,186,049	1,973,263	73,909	15,266	20,899
Woori Global Markets Asia Limited	272,008	147,581	7,255	1,863	5,582
Woori Bank (China) Limited	4,984,017	4,466,812	475,174	32,025	11,505
AO Woori Bank	239,860	188,474	16,221	5,650	15,553
PT Bank Woori Saudara Indonesia 1906 Tbk	2,089,822	1,693,111	179,014	24,573	48,542
Woori Brazil Bank	241,229	206,043	17,059	2,786	9,600
Korea BTL Infrastructure Fund	784,770	299	33,476	29,617	29,617
Woori Fund Service Co., Ltd.	11,386	1,372	7,787	1,011	1,011
Woori Finance Cambodia	32,405	24,751	4,545	1,250	1,494
Woori Finance Myanmar	4,305	2,651	380	(613)	(569)
Wealth Development Bank	209,779	174,446	12,519	1,248	1,876
Woori Bank Vietnam Limited	159,223	278	—	(346)	3,545
Money trust under the Trust Business Act	1,525,145	1,495,815	55,540	697	697
Structured entity for the securitization of financial assets	487,431	895,824	29,480	6,912	7,138
Structured entity for the investments in securities	4,397,163	1,898,977	137,896	56,605	61,535

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for the securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of the jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Bank.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest income related to the commitment or guarantees. Therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest income on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of March 31, 2017 and December 31, 2016 are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	7,870,829	50,463,890	9,878,731
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,822,331	2,461,872	1,232,270
Loans and receivables	55,494	2,153,971	—
Financial assets at fair value through profit or loss	—	187,657	13,168
Available-for-sale financial assets	1,440,897	114,956	1,178,776
Held-to-maturity financial assets	2,325,606	—	—
Investments in joint ventures and associates	—	—	40,326
Derivative assets	334	5,288	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,524	1,291	—
Derivative liabilities	245	418	—
Other liabilities (including provisions)	1,279	873	—
The maximum exposure to risks	4,637,373	3,382,938	1,232,270
Investments	3,822,331	2,461,872	1,232,270
Purchase agreements	17,000	—	—
Credit facilities	798,042	921,066	—
Loss recognized on unconsolidated structured entities	198	41,190	3,611

	December 31, 2016
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,426,713	61,324,862	9,131,362
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,361,910	2,790,215	1,749,494
Loans and receivables	65,470	2,414,044	—
Financial assets at fair value through profit or loss	—	254,150	—
Available-for-sale financial assets	1,216,446	115,843	1,664,865
Held-to-maturity financial assets	2,079,648	—	—
Investments in joint ventures and associates	—	—	84,629
Derivative assets	346	6,178	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,363	1,224	—
Derivative liabilities	201	362	—
Other liabilities (including provisions)	1,162	862	—
The maximum exposure to risks	4,263,993	3,802,210	1,749,494
Investments	3,361,910	2,790,215	1,749,494
Purchase agreements	28,000	—	—
Credit facilities	834,083	970,195	—
Other commitments	40,000	41,800	—
Loss recognized on unconsolidated structured entities	6,353	71,185	683

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	March 31, 2017	December 31, 2016
Woori Investment Bank	75,918	73,986
PT Bank Woori Saudara Indonesia 1906 Tbk	66,510	70,249
Wealth Development Bank	17,077	16,983

2)	Net income attributable to non-controlling interests

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Woori Investment Bank	1,761	2,674
PT Bank Woori Saudara Indonesia 1906 Tbk	3,238	526
Wealth Development Bank	250	—

3)	Dividends to non-controlling interests

There is no dividend paid to majority non-controlling interests for the three months ended March 31, 2017 and 2016.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Group’s consolidated financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting. It is necessary to use the annual financial statements for the year ended December 31, 2016 for understanding of the accompanying interim financial statements.

The significant accounting policies that have been applied for the preparation of the consolidated financial statements as of and for the three months ended March 31, 2017 are described below, and the significant accounting policies are the same as the accounting policies applied for the preparation of the previous year’s consolidated financial statements, except the impacts from the adoptions of accounting standards or interpretations which are explained below.

The consolidated financial statements of the Group were approved by the board of directors on February 8, 2017.

(1)	The Group has newly adopted the following amendment to K-IFRS that affected the Group’s accounting policies.

Amendments to K-IFRS 1007 – Statement of Cash Flows

The amendments require that changes in liabilities arising from financial activities are disclosed. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1012 – Income Taxes

The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Group assesses whether there will be sufficient taxable profit, the Group should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

(2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1109 – Financial Instruments

The amendments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. The amendments are effective for annual periods beginning on or after 1 January 2018.

In addition, K-IFRS 1109 includes certain exceptions to the classification and measurement of financial assets and the retroactive restatement for classification and measurement of financial assets, impairment of financial assets; and hedge accounting.

The Group is in the process of changing the related accounting systems to adopt K-IFRS 1109, however the impact from the adoption on the Group’s consolidated financial statements is yet to be analyzed. Meanwhile, the typical financial impacts per each major requirements under the Standard that are expected to be applicable are as follows:

Phase 1: Classification and measurement of financial assets and financial liabilities

All recognized financial assets that are currently within the scope of K-IFRS 1109 will be subsequently measured either at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL) under K-IFRS 1109 based on the business model and the nature of the contractual cash flows. Specifically:

The business model
The nature of contractual cash flows	Objective is to collect the contractual cash flows	Objective is achieved both by collecting the contractual cash flows and selling financial assets	Objective is to sell financial assets and so on

Contractual cash flows that are solely payment of principal and interest	Measured at amortized cost(*)	Measure at FVOCI(*)	Measure at FVTPL

Other than the above	Measure at FVTPL	Measure at FVTPL	Measure at FVTPL

(*)	For eliminating or reducing accounting discrepancies an irrevocable election can be made at initial recognition to measure the investment at FVTPL

In accordance with K-IFRS 1039, the Group holds Loans and receivables amounting to 259,253,071 million Won, Held-to-maturity financial assets amounting to 14,296,526 million Won, Available-for-sale financial assets amounting to 20,138,096 million Won and FVTPL amounting to 4,895,765 million Won as of March 31, 2017.

In accordance with K-IFRS 1109, an entity may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income, and the amount amounts should be recycled to profit or loss. In accordance with K-IFRS 1039, the Group holds equity investments that are classified as Available-for-sale financial assets (except for the puttable instrument defined in K-IFRS 1032) amounting to 1,181,847 million Won as of March 31, 2017.

In case a Hybrid contract contains financial asset hosts, an entity shall recognize the entire hybrid contract as financial asset, not separating the embedded derivative from the host.

In accordance with K-IFRS 1039, the Group holds financial liabilities designated as at FVTPL 632,331 million Won as of March 31, 2017.

One major change from K-IFRS 1039 relates to the presentation of changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability. Under K-IFRS 1109, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss.

Phase 2: Impairment methodology

The impairment model under K-IFRS 1109 reflects expected credit losses. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

In accordance with K-IFRS 1109, the allowance for doubtful receivables is measured at the amount equivalent to the expected 12-month credit loss or the lifetime expected credit loss, depending on the degree of deterioration of the credit risk after the initial recognition of the financial asset.

	Stage 1	Stage 2	Stage 3
Stage	In case the exposure’s credit risk has not increased significantly since initial recognition	In case the exposure has suffered a significant increase in credit risk	In case the exposure meets the accounting definition of credit impaired

Allowance recognition	The Group recognizes only 12-month expected credit losses as a loss allowance	The Group recognizes a loss allowance equal to lifetime expected credit losses

Meanwhile, K-IFRS 1109 requires that, an entity shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

In accordance with K-IFRS 1039, the Group holds loans and receivables amounting to 261,072,710 million Won and Allowance for credit losses amounting to 1,819,639 as of March 31, 2017.

Phase 3: Hedge accounting

The general hedge accounting requirements of K-IFRS 1109 retain the three types of hedge accounting mechanisms in K-IFRS 1039: Fair Value Hedge, Cash Flow Hedge, and Hedge of Net Investment in a Foreign Operation. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’ Retrospective assessment of hedge effectiveness is no longer required. Far more disclosure requirements about an entity’s risk management activities have been introduced.

Amendments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113—Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

Amendments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

The amendments clarify that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The amendments are effective for annual periods beginning on or after 1 January 2018.

Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture in accordance with K-IFRS 1028, an investor, such as venture capital investment vehicle, may apply fair value measurement selectively to each of its associate or joint venture, as well as certain amendments for K-IFRS 1101. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Group is in the process of evaluating the impact on the consolidated financial statements upon the adoption of amendments of K-IFRSs that have been issued but are not yet effective.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2016.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Loans and receivables:
Korean treasury and government agencies	13,083,613	16,058,305
Banks	22,670,350	20,242,260
Corporates	89,032,840	88,985,566
Consumers	134,466,268	133,106,502

Sub-total	259,253,071	258,392,633

Financial assets at fair value through profit or loss (“FVTPL”):
Gold banking assets	34,712	26,180
Debt securities held for trading	2,608,482	2,644,916
Financial assets designated at FVTPL	4,333	4,348
Derivative assets for trading	2,181,479	2,898,295

Sub-total	4,829,006	5,573,739

Available-for-sale (“AFS”) debt securities	15,604,812	16,541,888
Held-to-maturity (“HTM”) securities	14,296,526	13,910,251
Derivative assets for hedging	146,196	140,577
Off-balance accounts :
Guarantees	13,365,171	14,761,784
Loan commitments	80,521,197	83,795,496

Sub-total	93,886,368	98,557,280

Total	388,015,979	393,116,368

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2017
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and receivables	244,499,296	3,804,372	2,700,743	842,242	312,201	7,094,217	259,253,071
Financial assets at FVTPL	4,456,338	1,595	—	261,394	1,300	108,379	4,829,006
AFS debt securities	15,146,554	12,965	109,289	—	—	336,004	15,604,812
HTM securities	14,162,608	—	18,720	—	—	115,198	14,296,526
Derivative assets	74,893	—	—	71,303	—	—	146,196
Off-balance accounts	91,677,826	677,690	154,671	74,952	33,846	1,267,383	93,886,368

Total	370,017,515	4,496,622	2,983,423	1,249,891	347,347	8,921,181	388,015,979

	December 31, 2016
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and receivables	241,380,250	4,286,018	2,792,088	895,874	323,470	8,714,933	258,392,633
Financial assets at FVTPL	5,205,849	6,525	—	261,547	81	99,737	5,573,739
AFS debt securities	16,155,290	13,845	137,861	—	—	234,892	16,541,888
HTM securities	13,758,863	—	20,336	—	—	131,052	13,910,251
Derivative assets	74,166	—	—	66,342	—	69	140,577
Off-balance accounts	96,245,092	737,513	103,130	80,831	23,250	1,367,464	98,557,280

Total	372,819,510	5,043,901	3,053,415	1,304,594	346,801	10,548,147	393,116,368

(*)	Others consist of financial assets in Indonesia, Vietnam, Panama, European countries and others.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	March 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,228,534	35,044,410	37,273,993	3,919,651	126,960,060	9,826,423	259,253,071
Financial assets at FVTPL	78,014	101,792	3,670,040	17,976	1,131	960,053	4,829,006
AFS debt securities	1,015,027	55,327	7,731,340	96,220	—	6,706,898	15,604,812
HTM securities	1,363,259	—	8,736,475	220,960	—	3,975,832	14,296,526
Derivative assets	—	—	146,196	—	—	—	146,196
Off-balance accounts	17,615,787	23,285,670	9,644,701	3,886,258	34,722,021	4,731,931	93,886,368

Total	66,300,621	58,487,199	67,202,745	8,141,065	161,683,212	26,201,137	388,015,979

	December 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,040,278	35,652,974	37,711,983	3,789,670	125,558,637	9,639,091	258,392,633
Financial assets at FVTPL	77,198	360,881	4,093,567	24,140	993	1,016,960	5,573,739
AFS debt securities	1,092,279	57,781	9,568,151	63,166	—	5,760,511	16,541,888
HTM securities	1,673,971	—	8,290,451	251,599	—	3,694,230	13,910,251
Derivative assets	—	—	140,577	—	—	—	140,577
Off-balance accounts	18,423,611	26,878,320	9,927,574	4,621,971	33,603,651	5,102,153	98,557,280

Total	67,307,337	62,949,956	69,732,303	8,750,546	159,163,281	25,212,945	393,116,368

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	March 31, 2017
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	13,086,776	22,686,500	49,272,611	32,733,847	6,530,145	88,536,603	133,431,944	257,741,823
Loans and receivables overdue but not impaired	191	—	94,361	82,941	—	177,302	894,387	1,071,880
Impaired loans and receivables	—	—	1,147,070	406,882	173,953	1,727,905	531,102	2,259,007

Gross loans and receivables	13,086,967	22,686,500	50,514,042	33,223,670	6,704,098	90,441,810	134,857,433	261,072,710

Allowance for credit losses	3,354	16,150	917,795	406,228	84,947	1,408,970	391,165	1,819,639

Total, net	13,083,613	22,670,350	49,596,247	32,817,442	6,619,151	89,032,840	134,466,268	259,253,071

	December 31, 2016
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	16,062,399	20,258,860	49,815,352	31,520,617	7,142,440	88,478,409	132,195,005	256,994,673
Loans and receivables overdue but not impaired	—	—	48,294	57,245	—	105,539	765,829	871,368
Impaired loans and receivables	—	—	1,404,568	429,955	208,372	2,042,895	510,793	2,553,688

Gross loans and receivables	16,062,399	20,258,860	51,268,214	32,007,817	7,350,812	90,626,843	133,471,627	260,419,729

Allowance for credit losses	4,094	16,600	1,156,000	424,142	61,135	1,641,277	365,125	2,027,096

Total, net	16,058,305	20,242,260	50,112,214	31,583,675	7,289,677	88,985,566	133,106,502	258,392,633

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	March 31, 2017
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	13,083,391	22,670,350	41,477,351	20,361,294	4,834,634	66,673,279	129,809,852	232,236,872
Lower grade (*2)	31	—	7,427,016	12,174,160	1,655,975	21,257,151	3,478,764	24,735,946

Total	13,083,422	22,670,350	48,904,367	32,535,454	6,490,609	87,930,430	133,288,616	256,972,818

Value of collateral	—	358,044	18,336,723	26,175,088	3,536,412	48,048,223	111,113,424	159,519,691

	December 31, 2016
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	16,058,288	20,242,260	41,461,420	18,755,963	5,337,033	65,554,416	128,374,017	230,228,981
Lower grade (*2)	17	—	7,941,871	12,550,282	1,763,658	22,255,811	3,680,920	25,936,748

Total	16,058,305	20,242,260	49,403,291	31,306,245	7,100,691	87,810,227	132,054,937	256,165,729

Value of collateral	—	358,456	18,003,674	25,493,006	3,996,162	47,492,842	111,054,910	158,906,208

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 769,005 million Won and 828,944 million Won as of March 31, 2017 and as of December 31, 2016, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	March 31, 2017
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	191	—	75,509	51,755	—	127,264	701,233	828,688
30~59 days	—	—	14,249	14,359	—	28,608	103,247	131,855
60~89 days	—	—	737	8,837	—	9,574	47,796	57,370

Total	191	—	90,495	74,951	—	165,446	852,276	1,017,913

Value of collateral (*)	—	—	31,388	61,620	—	93,008	683,110	776,118

	December 31, 2016
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	—	45,255	41,329	—	86,584	584,995	671,579
30~59 days	—	—	1,553	8,933	—	10,486	90,296	100,782
60~89 days	—	—	337	2,123	—	2,460	49,151	51,611

Total	—	—	47,145	52,385	—	99,530	724,442	823,972

Value of collateral (*)	—	—	7,021	45,304	—	52,325	546,164	598,489

(*)	The value of collateral held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 53,967 million Won and 47,396 million Won as of March 31, 2017 and December 31, 2016, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	601,385	207,037	128,542	936,964	325,376	1,262,340
Value of collateral (*)	—	—	463,804	219,925	12,853	696,582	243,166	939,748

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	661,778	225,045	188,986	1,075,809	327,123	1,402,932
Value of collateral (*)	—	—	482,680	236,954	42,166	761,800	250,583	1,012,383

(*)	The value of collateral held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 996,667 million Won and 1,150,756 million Won as of March 31, 2017 and December 31, 2016, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	March 31, 2017
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,637,934	12,315,170	13,751,547	27,704,651
AA- ~ AA+	723,945	2,591,659	462,960	3,778,564
BBB- ~ A+	246,603	638,982	79,679	965,264
Below BBB-	—	59,001	2,340	61,341
Default level	4,333	—	—	4,333

Total	2,612,815	15,604,812	14,296,526	32,514,153

	December 31, 2016
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,658,332	12,490,934	13,342,384	27,491,650
AA- ~ AA+	720,535	3,372,310	466,401	4,559,246
BBB- ~ A+	266,049	618,736	101,466	986,251
Below BBB-	4,348	59,908	—	64,256

Total	2,649,264	16,541,888	13,910,251	33,101,403

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel within the department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions, variables, and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the three months ended March 31, 2017 and the year ended December 31, 2016, respectively, and the VaR as of March 31, 2017 and December 31, 2016, respectively, are as follows (Unit: Korean Won in millions):

	As of March 31, 2017	For the three months ended March 31, 2017			As of December 31, 2016	For the year ended December 31, 2016
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,005	3,712	4,590	3,121	3,250	2,844	6,430	1,367
Stock price	3,429	3,301	4,243	1,926	4,191	3,456	5,063	2,304
Foreign currencies	5,279	4,552	5,425	4,061	4,396	4,914	7,686	3,967
Commodity price	21	70	188	10	152	113	325	21
Diversification	(4,138)	(4,660)	(5,834)	(3,045)	(5,630)	(5,355)	(10,385)	(4,034)

Total VaR	8,596	6,975	8,612	6,073	6,359	5,972	9,119	3,625

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank and consolidated trusts, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	March 31, 2017		December 31, 2016
	NII	NPV	NII	NPV
Base case	4,416,174	24,431,535	4,367,411	21,556,632
Base case (Prepay)	4,436,651	23,625,889	4,384,783	20,666,425
IR 100bp up	4,789,173	23,853,595	4,802,118	20,893,490
IR 100bp down	3,995,022	25,067,197	3,903,129	22,279,204
IR 200bp up	5,162,182	23,330,511	5,236,879	20,289,742
IR 200bp down	3,091,298	25,766,949	2,975,351	23,052,848
IR 300bp up	5,535,191	22,856,793	5,671,639	19,742,627
IR 300bp down	2,067,344	27,767,980	1,968,273	25,096,193

The interest EaR and VaR calculated based on the BIS Framework of subsidiaries other than the Bank and consolidated trusts are as follows (Unit: Korean Won in millions):

March 31, 2017		December 31, 2016
EaR	VaR	EaR	VaR
211,072	131,108	188,381	110,335

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	148,905,498	38,509,156	7,907,724	10,371,109	56,713,630	36,251,714	298,658,831
AFS financial assets	3,460,139	2,772,327	3,179,721	1,813,509	5,574,215	727,714	17,527,625
HTM financial assets	2,446,296	1,574,719	1,153,379	1,243,594	7,508,279	1,042,037	14,968,304

Total	154,811,933	42,856,202	12,240,824	13,428,212	69,796,124	38,021,465	331,154,760

Liability:
Deposits due to customers	101,062,435	32,482,431	32,361,765	20,919,056	35,803,480	33,868	222,663,035
Borrowings	11,822,891	998,038	389,634	662,319	3,106,413	395,117	17,374,412
Debentures	2,132,520	873,481	1,566,232	1,859,403	15,798,871	3,541,666	25,772,173

Total	115,017,846	34,353,950	34,317,631	23,440,778	54,708,764	3,970,651	265,809,620

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	148,237,350	42,032,667	8,064,502	7,757,087	55,838,192	35,245,734	297,175,532
AFS financial assets	3,165,094	2,946,992	2,854,514	2,915,226	5,029,918	713,596	17,625,340
HTM financial assets	2,770,079	1,515,213	1,246,503	1,143,170	6,853,951	892,030	14,420,946

Total	154,172,523	46,494,872	12,165,519	11,815,483	67,722,061	36,851,360	329,221,818

Liability:
Deposits due to customers	100,051,821	36,614,529	25,028,378	25,017,836	34,513,004	40,737	221,266,305
Borrowings	13,772,710	1,044,748	491,330	368,431	2,816,565	421,677	18,915,461
Debentures	2,109,235	2,077,681	860,455	1,545,943	14,613,799	4,143,773	25,350,886

Total	115,933,766	39,736,958	26,380,163	26,932,210	51,943,368	4,606,187	265,532,652

3)    Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	March 31, 2017
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	23,667	26,415,242	123,321	1,231,384	23,525	3,817,476	1,888	2,251,217	3,596,093	37,311,412
Financial assets at FVTPL	58	64,364	52	516	—	—	40	47,114	53,646	165,640
AFS financial assets	930	1,038,233	—	—	80	12,965	—	536	188,621	1,240,355
HTM financial assets	17	18,887	—	—	—	—	—	—	169,005	187,892

Total	24,672	27,536,726	123,373	1,231,900	23,605	3,830,441	1,928	2,298,867	4,007,365	38,905,299

	March 31, 2017
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	71	79,287	144	1,434	—	—	88	104,853	133,954	319,528
Deposits due to customers	13,047	14,562,031	155,311	1,550,815	20,585	3,340,368	752	896,726	2,132,525	22,482,465
Borrowings	7,374	8,230,220	4,835	48,283	—	—	199	237,141	144,107	8,659,751
Debentures	2,921	3,260,377	—	—	700	113,589	—	—	219,360	3,593,326
Other financial liabilities	3,104	3,464,735	11,861	118,435	2,987	484,715	358	427,328	782,097	5,277,310

Total	26,517	29,596,650	172,151	1,718,967	24,272	3,938,672	1,397	1,666,048	3,412,043	40,332,380

Off-balance accounts	8,308	9,272,092	30,845	307,990	1,122	182,032	375	447,138	94,868	10,304,120

	December 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,868	27,635,970	108,944	1,129,539	23,194	4,018,678	1,548	1,962,856	4,382,990	39,130,033
Financial assets at FVTPL	66	79,386	57	589	—	—	30	37,562	34,124	151,661
AFS financial assets	898	1,085,108	—	—	80	13,844	—	570	144,799	1,244,321
HTM financial assets	17	20,517	—	—	—	—	—	—	143,535	164,052

Total	23,849	28,820,981	109,001	1,130,128	23,274	4,032,522	1,578	2,000,988	4,705,448	40,690,067

	December 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	75	90,908	253	2,621	—	—	88	111,098	115,980	320,607
Deposits due to customers	11,294	13,648,729	124,790	1,293,835	18,950	3,283,291	651	825,165	2,402,076	21,453,096
Borrowings	7,193	8,692,792	3,243	33,625	—	—	222	280,894	115,332	9,122,643
Debentures	2,931	3,541,769	—	—	700	121,282	—	—	228,720	3,891,771
Other financial liabilities	2,235	2,700,703	12,390	128,464	1,508	261,278	245	310,396	846,990	4,247,831

Total	23,728	28,674,901	140,676	1,458,545	21,158	3,665,851	1,206	1,527,553	3,709,098	39,035,948

Off-balance accounts	8,593	10,384,163	28,675	297,304	1,061	183,883	374	473,845	312,187	11,651,382

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	548,049	313	1,090	1,477	169,698	—	720,627
Deposits due to customers	135,812,937	25,020,517	27,090,867	28,399,304	6,935,818	2,719,569	225,979,012
Borrowings	7,445,053	1,743,533	1,415,546	1,714,664	4,757,564	394,440	17,470,800
Debentures	2,132,283	873,676	1,566,225	1,849,404	15,824,193	3,516,581	25,762,362
Other financial liabilities	11,902,498	37,766	1,687	119,541	214,544	2,674,492	14,950,528

Total	157,840,820	27,675,805	30,075,415	32,084,390	27,901,817	9,305,082	284,883,329

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	136,835,315	28,685,473	19,254,108	30,875,962	6,284,092	2,732,019	224,666,969
Borrowings	9,146,895	2,355,336	876,836	1,486,710	4,711,273	420,720	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	163,583,751	33,147,269	20,997,114	33,882,676	25,875,498	10,021,332	287,507,640

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	548,049	313	1,090	1,477	169,698	—	720,627
Deposits due to customers	147,781,766	27,864,960	23,500,713	18,280,920	5,823,231	2,309,766	225,561,356
Borrowings	7,445,053	1,743,533	1,415,546	1,714,664	4,757,564	394,440	17,470,800
Debentures	2,132,283	873,676	1,566,225	1,849,404	15,824,193	3,516,581	25,762,362
Other financial liabilities	11,902,498	37,766	1,687	119,541	214,544	2,674,492	14,950,528

Total	169,809,649	30,520,248	26,485,261	21,966,006	26,789,230	8,895,279	284,465,673

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	148,089,355	30,163,971	17,600,803	20,947,335	5,128,387	2,331,993	224,261,844
Borrowings	9,146,901	2,355,332	876,835	1,486,710	4,711,273	420,719	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	174,837,797	34,625,763	19,343,808	23,954,049	24,719,793	9,621,305	287,102,515

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, as the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2017 and December 31, 2016 as follows:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2017	2,530,243	—	6,903	—	41,556	—	2,578,702
December 31, 2016	3,009,977	—	—	208	7,013	—	3,017,198

4)	Maturity analysis of off-balance accounts

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments that are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Guarantees	13,365,171	14,761,784
Loan commitments	80,521,197	83,795,496

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Bank developed advanced measurement approaches to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies Advanced Measurement Approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: 6.25% and 5.38% Common Equity Tier 1 ratio, 7.75% and 6.88% Tier 1 capital ratio, and 9.75% and 8.88% total capital ratio as of March 31, 2017 and December 31, 2016, respectively.

Provided the subsidiaries included in the scope of consolidation due to the merger with Woori Finance Holdings (i.e., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd.) are ruled out, Common Equity Tier 1 ratio, Tier 1 capital ratio and Total capital ratio as of March 31, 2017 are adjusted to 11.71%, 13.89% and 16.36%, respectively. The details are as follows (Unit: Korean won in millions):

	March 31, 2017	December 31, 2016
Tier 1 capital	16,078,903	15,714,480
Other Tier 1 capital	2,971,121	3,275,496
Tier 2 capital	3,402,379	3,910,513

Total risk-adjusted capital	22,452,403	22,900,489

Risk-weighted assets for credit risk	136,824,708	138,018,500
Risk-weighted assets for market risk	2,597,912	2,277,809
Risk-weighted assets for operational risk	9,536,950	9,431,814

Total risk-weighted assets	148,959,570	149,728,123

Common Equity Tier 1 ratio	10.79%	10.50%
Tier 1 capital ratio	12.79%	12.68%

Total capital ratio	15.07%	15.29%

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for consumer, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Credit Card: Credit card, cash service and card loan, etc. ; and

•	Headquarter and others: Segments that do not belong to above operating segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Adjustment	Total
Assets	107,483,034	103,037,245	6,014,607	10,164,941	7,706,396	82,731,172	317,137,395	(6,227,390)	310,910,005
Liabilities	69,070,886	157,534,493	50,834	9,512,491	6,252,767	47,836,382	290,257,853	85,205	290,343,058

	December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Adjustment	Total
Assets	105,931,025	104,937,198	6,337,634	8,111,230	7,606,108	82,840,235	315,763,430	(5,080,703)	310,682,727
Liabilities	62,294,922	162,937,921	55,785	7,287,850	6,180,893	51,137,220	289,894,591	242,183	290,136,774

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Adjustment	Total
Net Interest income	403,256	430,779	3,227	8,998	110,127	161,416	1,117,803	144,941	1,262,744
Interest income	760,510	724,847	37,261	4,478	142,436	336,338	2,005,870	77,906	2,083,776
Interest expense	(241,214)	(408,390)	(64)	—	(32,309)	(206,090)	(888,067)	67,035	(821,032)
Inter-segment	(116,040)	114,322	(33,970)	4,520	—	31,168	—	—	—
Net non-interest income	169,789	130,010	53,897	14,313	16,928	54,071	439,008	(160,252)	278,756
Non-interest income	202,994	162,875	139,252	4,891,977	293,970	421,601	6,112,669	(45,107)	6,067,562
Non-interest expense	(58,041)	(47,565)	(85,355)	(4,877,664)	(277,042)	(327,994)	(5,673,661)	(115,145)	(5,788,806)
Inter-segment	24,836	14,700	—	—	—	(39,536)	—	—	—
Other income and expense	(450,534)	(194,424)	14,801	23,180	(87,213)	8,715	(685,475)	23,719	(661,756)
Administrative expense	(429,830)	(195,141)	(3,306)	(4,471)	(39,123)	(142,319)	(814,190)	59,917	(754,273)
Reversal of allowance for credit loss and impairment losses due to credit loss	(20,704)	717	18,107	27,651	(48,090)	151,034	128,715	(36,198)	92,517
Operating income	122,511	366,365	71,925	46,491	39,842	224,202	871,336	8,408	879,744
Non-operating income (loss)	2,085	(1,018)	13,813	—	(1,125)	(16,997)	(3,242)	(47,872)	(51,114)
Net income before income tax expense	124,596	365,347	85,738	46,491	38,717	207,205	868,094	(39,464)	828,630
Income tax benefits (expense)	(30,152)	(84,092)	(20,749)	(11,251)	(9,429)	(30,242)	(185,915)	16	(185,899)
Net income	94,444	281,255	64,989	35,240	29,288	176,963	682,179	(39,448)	642,731

	For the three months ended March 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Adjustment	Total
Net Interest income	365,995	436,924	3,167	15,298	105,041	172,313	1,098,738	144,923	1,243,661
Interest income	730,743	779,576	40,401	5,082	136,787	387,076	2,079,665	71,843	2,151,508
Interest expense	(260,620)	(460,910)	(11)	(62)	(31,746)	(227,578)	(980,927)	73,080	(907,847)
Inter-segment	(104,128)	118,258	(37,223)	10,278	—	12,815	—	—	—
Net non-interest income	137,055	128,619	50,914	2,970	24,061	85,757	429,376	(219,504)	209,872
Non-interest income	188,203	130,839	204,534	2,685,465	238,856	1,420,333	4,868,230	(93,509)	4,774,721
Non-interest expense	(57,819)	(12,378)	(153,630)	(2,682,495)	(214,795)	(1,317,737)	(4,438,854)	(125,995)	(4,564,849)
Inter-segment	6,671	10,158	10	—	—	(16,839)	—	—	—
Other income and expense	(459,469)	(329,581)	(17,603)	(1,963)	(92,268)	(70,243)	(971,127)	73,848	(897,279)
Administrative expense	(442,095)	(221,099)	(2,655)	(3,878)	(35,092)	(132,630)	(837,449)	65,010	(772,439)
Reversal of allowance for credit loss and impairment losses due to credit loss	(17,374)	(108,482)	(14,948)	1,915	(57,176)	62,387	(133,678)	8,838	(124,840)
Operating income	43,581	235,962	36,478	16,305	36,834	187,827	556,987	(733)	556,254
Non-operating income (loss)	(11,199)	(1,243)	9,818	—	(623)	27,598	24,351	(15,244)	9,107
Net income before income tax expense	32,382	234,719	46,296	16,305	36,211	215,425	581,338	(15,977)	565,361
Income tax benefits (expense)	(7,837)	(64,525)	(11,204)	(3,946)	(7,748)	1,280	(93,980)	(24,877)	(118,857)
Net income	24,545	170,194	35,092	12,359	28,463	216,705	487,358	(40,854)	446,504

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the three months ended March 31, 2017 and 2016 amounted to 7,901,606 million Won and 6,439,702 million Won, respectively, and revenue from the foreign customers amounted to 249,732 million Won and 486,527 million Won, respectively. Among the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of March 31, 2017 and December 31, 2016 are 3,436,714 million Won and 3,498,327 million Won, respectively, and foreign subsidiaries are 240,961 million Won and 240,946 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Cash	2,551,968	2,113,739
Foreign currencies	667,405	742,340
Demand deposits	4,161,552	4,238,956
Fixed deposits	603,075	496,289

Total	7,984,000	7,591,324

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Changes in other comprehensive income due to valuation of AFS financial assets	12,974	98,034
Changes in other comprehensive income (loss) of investment in associates	1,704	(3,378)
Changes in other comprehensive loss of overseas business translation	(100,460)	(11,417)
Changes in other comprehensive income (loss) on valuation of cash flow hedge	(853)	10,118
Changes in other comprehensive loss due to remeasurement of the net defined benefit liability	(26,517)	(33,163)
Changes in investments in associates due to equity swap and others	50,300	—
Changes in unpaid dividends to common stocks	269,308	168,317
Changes in unpaid dividends of hybrid equity securities	15,853	25,122

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Financial assets held for trading	4,878,667	5,633,724
Financial assets designated at FVTPL	17,098	17,000

Total	4,895,765	5,650,724

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Deposits:
Deposits indexed to gold prices	34,712	26,180
Securities:
Debt securities
Korean treasury and government agencies	501,347	519,337
Financial institutions	1,465,394	1,444,459
Corporates	641,741	681,120
Equity securities	28,699	35,983
Beneficiary certificates	25,295	23,891
Securities loaned	—	4,459

Sub-total	2,662,476	2,709,249

Derivatives assets	2,181,479	2,898,295

Total	4,878,667	5,633,724

(3)	Financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Debt securities	4,333	4,348
Equity securities	12,765	12,652

Total	17,098	17,000

8.	AVAILABLE FOR SALE FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Debt securities:
Korean treasury and government agencies	3,856,476	3,788,630
Financial institutions	5,545,166	6,314,198
Corporates	4,369,508	4,409,186
Asset-backed securities	246,379	249,203
Bonds in foreign currencies	1,209,565	1,211,864
Others	85,053	75,228

Sub-total	15,312,147	16,048,309

Equity securities	1,486,029	1,453,613
Beneficiary certificates	3,047,255	2,822,082
Securities loaned	292,665	493,579

Total	20,138,096	20,817,583

9.	HELD TO MATURITY FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Korean treasury and government agencies	3,907,029	3,754,356
Financial institutions	5,448,740	5,168,487
Corporates	4,752,865	4,823,356
Bonds in foreign currencies	187,892	164,052

Total	14,296,526	13,910,251

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Due from banks	13,008,308	14,815,476
Loans	235,807,520	235,400,585
Other receivables	10,437,243	8,176,572

Total	259,253,071	258,392,633

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Due from banks in local currency:
Due from The Bank of Korea	9,729,286	11,395,162
Due from depository banks	3	3
Due from non-depository institutions	4,499	9,811
Due from the Korea Exchange	828	1,625
Others	73,746	73,283
Allowance for credit losses	(2,392)	(2,798)

Sub-total	9,805,970	11,477,086

Due from banks in foreign currencies:
Due from banks on demand	853,959	877,636
Due from banks on time	1,720,836	1,684,631
Others	629,783	778,418
Allowance for credit losses	(2,240)	(2,295)

Sub-total	3,202,338	3,338,390

Total	13,008,308	14,815,476

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	March 31, 2017	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The Bank of Korea	9,729,286	Reserve deposits under The BOK Act
Others	The Korea Exchange and others	56,808	Central counter party KRW margin and others

	Sub-total	9,786,094

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	817,125	Reserve deposits under The BOK Act and others
Others	The Central Bank of China and others	629,783	Reserve deposits for Capital and others

	Sub-total	1,446,908

		11,233,002

Financial institution	Counterparty	December 31, 2016	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The Bank of Korea	11,395,162	Reserve deposits under The BOK Act
Others	the Korea Exchange and others	70,304	Central counter party KRW margin and others

	Sub-total	11,465,466

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	854,612	Reserve deposits under The BOK Act and others
Others	The People’s Bank of China and others	778,418	Reserve deposits and others

	Sub-total	1,633,030

		13,098,496

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Loans in local currency	193,372,731	191,309,481
Loans in foreign currencies	12,939,545	14,101,839
Domestic banker’s letter of credit	3,411,038	3,754,030
Credit card accounts	6,623,344	6,673,765
Bills bought in foreign currencies	6,778,198	7,758,575
Bills bought in local currency	337,899	414,451
Factoring receivables	27,307	96,763
Advances for customers on guarantees	25,553	25,197
Privately placed bonds	316,208	328,405
Securitized loans	291,070	252,690
Call loans	3,487,566	2,985,077
Bonds purchased under resale agreements	9,140,138	8,854,753
Loan origination costs and fees	473,089	458,639
Others	315,412	251,635
Present value discount	(12,999)	(13,827)
Allowance for credit losses	(1,718,579)	(1,850,888)

Total	235,807,520	235,400,585

(5)	Details of other loan and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
CMA accounts	208,000	190,000
Receivables	7,893,343	5,417,676
Accrued income	1,038,168	1,080,489
Telex and telephone subscription rights and refundable deposits	1,007,900	1,019,577
Other debtors	386,260	639,945
Allowance for credit losses	(96,428)	(171,115)

Total	10,437,243	8,176,572

(6)	Changes in allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)
Net reversal of provision (net provision)	(34,639)	(64,371)	(41,356)	18,232	(122,134)
Recoveries of written-off loans	(10,808)	(33,178)	(12,585)	—	(56,571)
Charge-off	35,647	101,546	37,959	50,745	225,897
Sales of loans and receivables	495	42,424	—	413	43,332
Unwinding effect	2,421	10,580	—	—	13,001
Others	604	103,423	—	(95)	103,932

Ending balance	(170,138)	(1,338,418)	(171,354)	(139,729)	(1,819,639)

	For the three months ended March 31, 2016
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)
Net provision	(23,164)	(174,011)	(49,832)	(8,028)	(255,035)
Recoveries of written-off loans	(14,412)	(61,314)	(9,736)	—	(85,462)
Charge-off	37,440	98,561	52,772	84	188,857
Sales of loans and receivables	1,002	37,905	—	501	39,408
Unwinding effect	2,697	21,382	—	—	24,079
Others	(142)	30,897	—	(244)	30,511

Ending balance	(200,012)	(1,732,774)	(152,606)	(450,307)	(2,535,699)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3—fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	34,712	—	—	34,712
Debt securities	349,238	2,259,244	—	2,608,482
Equity securities	28,699	—	—	28,699
Beneficiary certificates	—	25,295	—	25,295
Derivative assets	10,219	2,151,732	19,528	2,181,479

Sub-total	422,868	4,436,271	19,528	4,878,667

Financial assets designed at FVTPL
Debt securities	—	—	4,333	4,333
Equity securities	—	—	12,765	12,765

Sub-total	—	—	17,098	17,098

AFS financial assets
Debt securities	2,145,251	13,166,896	—	15,312,147
Equity securities	446,585	—	1,039,444	1,486,029
Beneficiary certificates	—	2,504,417	542,838	3,047,255
Securities loaned	190,648	102,017	—	292,665

Sub-total	2,782,484	15,773,330	1,582,282	20,138,096

Derivative assets	—	146,069	127	146,196

Total	3,205,352	20,355,670	1,619,035	25,180,057

Financial liabilities:
Financial liabilities held for trading
Deposits	34,750	—	—	34,750
Derivative liabilities	1,090	2,500,519	28,634	2,530,243

Sub-total	35,840	2,500,519	28,634	2,564,993

Financial liabilities designated at FVTPL
Equity-linked securities	—	206	538,268	538,474
Debentures	—	93,857	—	93,857

Sub-total	—	94,063	538,268	632,331

Derivative liabilities	—	48,459	—	48,459

Total	35,840	2,643,041	566,902	3,245,783

	December 31, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	26,180	—	—	26,180
Debt securities	370,636	2,274,280	—	2,644,916
Equity securities	35,983	—	—	35,983
Beneficiary certificates	—	23,891	—	23,891
Securities loaned	4,459	—	—	4,459
Derivative assets	3,233	2,871,909	23,153	2,898,295

Sub-total	440,491	5,170,080	23,153	5,633,724

Financial assets designed at FVTPL
Debt securities	—	—	4,348	4,348
Equity securities	—	—	12,652	12,652

Sub-total	—	—	17,000	17,000

AFS financial assets
Debt securities	2,288,917	13,759,392	—	16,048,309
Equity securities	428,678	—	1,024,935	1,453,613
Beneficiary certificates	—	2,291,571	530,511	2,822,082
Securities loaned	391,279	102,300	—	493,579

Sub-total	3,108,874	16,153,263	1,555,446	20,817,583

Derivative assets	—	140,478	99	140,577

Total	3,549,365	21,463,821	1,595,698	26,608,884

Financial liabilities:
Financial liabilities held for trading
Deposits	26,501	—	—	26,501
Derivative liabilities	1,750	2,974,703	33,524	3,009,977

Sub-total	28,251	2,974,703	33,524	3,036,478

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	673,709	673,906
Debentures	—	92,974	—	92,974

Sub-total	—	93,171	673,709	766,880

Derivative liabilities	—	7,221	—	7,221

Total	28,251	3,075,095	707,233	3,810,579

(*1)	There is no transfer between level 1 and level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of March 31, 2017 and December 31, 2016, that are amounting to 48,249 million Won and 43,202 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities designated at FVTPL, held-for-trading financial assets and liabilities, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities

Risk-free market rate, credit spread

Equity securities

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, correlation coefficient, volatility, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.305~0.980	Variation of fair value increases as correlation coefficient increases
		Volatility of underlying asset	19.6%~34.5%	Variation of fair value increases as volatility increases
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.305~0.980	Variation of fair value increases as correlation coefficient increases
		Volatility of underlying asset	19.6%~34.5%	Variation of fair value increases as volatility increases
Compound financial instruments	Monte Carlo Simulation and others	Correlation coefficient	0.037~0.753

Compound financial instrument’s fair value increases if both volatility and correlation coefficient increase

However when correlation coefficient decreases, despite the increase in volatility, the fair value of compound financial instrument may decrease

		Volatility of underlying asset	16.3%~43.2%
Equity securities	External appraisal value and others	Expected growth rate	0.0%~1.0%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	January 1, 2017	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	March 31, 2017
Financial assets:
Financial assets held for trading:
Derivative assets	23,153	6,605	—	1	(10,231)	—	19,528
Financial assets designed at FVTPL
Equity-linked securities	4,348	(15)	—	—	—	—	4,333
Equity securities	12,652	113	—	—	—	—	12,765

Sub-total	17,000	98	—	—	—	—	17,098

AFS financial assets
Equity securities (*3)	1,024,935	3,131	7,528	17,237	(13,390)	3	1,039,444
Beneficiary certificates	530,511	3,144	(4,921)	56,110	(42,006)	—	542,838

Sub-total	1,555,446	6,275	2,607	73,347	(55,396)	3	1,582,282

Derivative assets	99	169	—	—	(141)	—	127

Total	1,595,698	13,147	2,607	73,348	(65,768)	3	1,619,035

Financial liabilities
Financial liabilities held for trading
Derivative liabilities	33,524	3,722	—	500	(9,112)	—	28,634
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	61,231	—	—	(196,672)	—	538,268

Total	707,233	64,953	—	500	(205,784)	—	566,902

(*1)	The loss amounting to 51,559 million Won for the three months ended March 31, 2017, which is from financial assets and liabilities that the Group holds , has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market.

	For the three months ended March 31, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	March 31, 2016
Financial assets:
Financial assets held for trading
Derivative assets	78,676	59,404	—	(512)	(30,882)	—	106,686

Financial assets designed at FVTPL:
Debt Securities	986	(11)	—	—	—	—	975
Equity securities	11,609	92	—	—	—	—	11,701

Sub-total	12,595	81	—	—	—	—	12,676

AFS financial assets
Equity securities (*3)	993,368	2,477	(7,375)	14,150	(56,655)	(2,900)	943,065
Beneficiary certificates	377,070	2,817	(2,081)	24,434	(7,050)	—	395,190
Others	5,308	—	66	—	—	—	5,374

Sub-total	1,375,746	5,294	(9,390)	38,584	(63,705)	(2,900)	1,343,629

Derivative assets	5,973	3,479	—	—	(7,375)	—	2,077

Total	1,472,990	68,258	(9,390)	38,072	(101,962)	(2,900)	1,465,068

Financial liabilities:
Financial liabilities held for trading:
Derivative liabilities	78,607	54,265	—	—	(28,288)	—	104,584
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	(46,073)	—	983	(17,573)	—	684,688

Total	825,958	8,192	—	983	(45,861)	—	789,272

(*1)	The loss amounting to 52,377 million Won for the three months ended March 31, 2016, which is from financial assets and liabilities that the Group holds , has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets amounting to 1,325 million Won were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, AFS financial assets amounting to 4,225 were transferred out of level 3 to level 1.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a level 3 financial instruments as of March 31, 2017 and December 31, 2016. (Unit: Korean Won in millions):

	As of March 31, 2017				As of December 31, 2016
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)(*2)	2,307	(2,612)	—	—	861	(2,248)	—	—
Financial assets designed at FVTPL
Equity securities (*5)	708	(658)	—	—	707	(657)	—	—
AFS Financial assets
Equity securities (*3)(*4)	—	—	33,063	(18,823)	—	—	31,412	(18,551)
Beneficiary certificates (*4)	—	—	2,413	(2,066)	—	—	2,903	(2,571)

Total	3,015	(3,270)	35,476	(20,889)	1,568	(2,905)	34,315	(21,122)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	4,695	(4,281)	—	—	4,892	(3,568)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	351	(358)	—	—	905	(857)	—	—

Total	5,046	(4,639)	—	—	5,797	(4,425)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Changes of fair value are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of March 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,140,204	13,228,073	—	14,368,277	14,296,526
Loans and receivables	—	—	260,559,451	260,559,451	259,253,071
Financial liabilities:
Deposits due to customers	—	222,415,924	—	222,415,924	222,386,239
Borrowings	—	16,882,219	—	16,882,219	16,866,596
Debentures	—	24,195,702	—	24,195,702	23,970,184
Other financial liabilities	—	22,793,239	—	22,793,239	22,765,876

	As of December 31, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	741,880	13,243,297	—	13,985,177	13,910,251
Loans and receivables	—	—	259,565,952	259,565,952	258,392,633
Financial liabilities:
Deposits due to customers	—	221,001,466	—	221,001,466	221,020,411
Borrowings	—	18,785,325	—	18,785,325	18,769,515
Debentures	—	24,004,668	—	24,004,668	23,565,449
Other financial liabilities	—	21,984,171	—	21,984,171	21,985,086

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate

Deposit due to customers, borrowings, and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as follows (Unit: Korean Won in millions):

	March 31, 2017
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of March 31, 2017 and December 31, 2016, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 – Financial Instrument: Recognition and Measurement, the Group derecognized the financial asset from the consolidated financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		March 31, 2017	December 31, 2016
Assets transferred	AFS financial assets	1,972,691	2,546,683
	HTM financial assets	107,132	7,133

	Total	2,079,823	2,553,816

Related liabilities	Bonds sold under repurchase agreements	1,452,109	2,004,905

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of Securities loaned are as follows (Unit: Korean Won in millions):

		March 31, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities- Korean treasury and government agencies	292,665	493,579	Korea Securities Depository and others

	Total	292,665	498,038

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or Securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position and loans and receivables, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of March 31, 2017 and December 31, 2016, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below (Unit: Korean Won in millions):

	March 31, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,220,272	5,481	2,214,791	8,696,018	81,812	576,986
Receivable spot exchange (*2)	7,140,025	—	7,140,025
Bonds purchased under resale agreements (*2)	9,140,138	—	9,140,138	9,140,138	—	—
Domestic exchanges receivable (*2)(*5)	24,568,985	24,285,211	283,774	—	—	283,774

Total	43,069,420	24,290,692	18,778,728	17,836,156	81,812	860,760

	March 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,830,087	5,481	2,824,606	8,875,277	10,352	1,078,564
Payable spot exchange (*3)	7,139,587	—	7,139,587
Bonds sold under repurchase agreements (*4)	1,452,109	—	1,452,109	1,452,109	—	—
Domestic exchanges payable (*3)(*5)	27,442,975	24,285,212	3,157,763	3,153,676	—	4,087

Total	38,864,758	24,290,693	14,574,065	13,481,062	10,352	1,082,651

	December 31, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,962,969	8,442	2,954,527	6,546,232	69,834	1,016,550
Receivable spot exchange (*2)	4,678,089	—	4,678,089
Bonds purchased under resale agreements (*2)	8,854,753	—	8,854,753	8,854,753	—	—
Domestic exchanges receivable (*2)(*5)	31,456,123	30,883,281	572,842	—	—	572,842

Total	47,951,934	30,891,723	17,060,211	15,400,985	69,834	1,589,392

	December 31, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,467,374	8,442	3,458,932	6,695,062	105,270	1,341,375
Payable spot exchange (*3)	4,682,775	—	4,682,775
Bonds sold under repurchase agreements (*4)	2,004,905	—	2,004,905	2,004,905	—	—
Domestic exchanges payable (*3)(*5)	39,345,524	30,883,281	8,462,243	6,161,151	—	2,301,092

Total	49,500,578	30,891,723	18,608,855	14,861,118	105,270	3,642,467

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented at offset.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Subsidiaries	Main business	March 31, 2017	December 31, 2016	Financial statements as of
Woori Bank and Woori Private Equity Company Ltd.:
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Finance	26.4	26.4	March 31
Woori Bank:
Kumho Tire Co., Inc. (*1)(*2)	Manufacturing	14.2	14.2	December 31 (*3)
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	February 28 (*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	9.9	9.9	March 31
Korea Finance Security Co., Ltd. (*4)	Security service	15.0	15.0	February 28 (*3)
Chin Hung International Inc. (*2)(*9)	Construction	26.3	28.4	February 28 (*3)
Poonglim Industrial Co., Ltd. (*6)(*12)(*14)	Construction	30.2	31.0	December 31 (*3)
STX Engine Co., Ltd. (*1)(*2)	Manufacturing	29.2	29.2	December 31 (*3)
Samho International Co., Ltd. (*1)(*2)	Construction	7.8	7.8	March 31
Force TEC Co., Ltd. (*6)(*15)	Freight & staffing services	—	34.4	—
STX Corporation (*1)(*2)(*6)(*13)	Wholesale of non-specialized goods	19.7	9.5	December 31 (*3)
Saman Corporation (*5)	General construction Technology service	9.2	9.2	December 31 (*3)
Dongwoo C & C Co., Ltd. (*6)	Construction	23.2	23.2	—
SJCO Co., Ltd. (*6)	Aggregate transportation and wholesale	26.5	26.5	—
G2 Collection Co., Ltd. (*6)	Wholesale and retail sales	28.9	28.9	—
The Base Enterprise Co., Ltd. (*6)	Manufacturing	48.4	48.4	—
Heungjiwon Co., Ltd. (*6)	Other printing	27.8	27.8	—
Kyesan Engineering Co., Ltd. (*6)	Construction	23.2	23.2	—
Good Software Lap Co., Ltd. (*6)	Service	28.9	28.9	—
Wongwang Co., Ltd. (*6)	Wholesale and real estate	29.0	29.0	—
Sejin Construction Co., Ltd. (*6)	Construction	29.6	29.6	—
Deokwon Food Co., Ltd. (*6)	Poultry processing and storage	27.3	27.3	—
QTS Shipping Co., Ltd. (*6)	Complex transportation brokerage	49.4	49.4	—
DAEA SNC Co. Ltd. (*6)	Wholesale and retail sales	24.0	24.0	—
ARES-TECH Co.,Ltd. (*6)	Electronic component manufacturing	23.4	23.4	—
Reading Doctors Co., Ltd. (*6)(*10)	Other service business	35.4	—	—
PREXCO Co., Ltd. (*6)(*10)	Manufacturing	28.1	—	—
Hyunwoo International Co., Ltd. (*6)(*10)	Manufacturing	25.9	—	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial business	23.1	23.1	March 31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial business	20.0	20.0	March 31
K BANK Co.,Ltd. (*5)	Finance	13.0	13.0	February 28 (*3)
Smart Private Equity Fund No.2 (*11)	Other financial business	20.0	—	March 31
Woori Bank-Company K Korea Movie Asset Fund (*11)	Other financial business	25.0	—	March 31
Woori Private Equity Fund:
Woori Renaissance Holdings (*7)	Other financial business	51.6	51.6	March 31
Woori Private Equity Company Ltd.:
Woori Columbus 1st Private Equity Fund (*8)	Other financial business	2.0	2.0	March 31

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 8,540, previous year: KRW 8,480), Chin Hung International Inc. (previous year: KRW 2,090), STX Engine Co., Ltd. (current period: KRW 7,910, previous year: KRW 6,630), Samho International Co., Ltd. (current period: KRW 17,100, previous year: KRW 16,900), STX Corporation. (previous year: KRW 1,660).
(*3)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*4)	Most of the significant business transactions of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. are with the Group.
(*5)	The Group can participate in decision-making body and exercise significant influence over Korea Credit Bureau Co., Ltd., Saman Corporation and K-Bank Co.,Ltd. through business partnerships.
(*6)	The carrying values of investments in Reading Doctors Co., Ltd, PREXCO Co., Ltd and Hyunwoo International Co., Ltd are nill as of March 31, 2017 and those of investments in Force TEC Co., Ltd are nil as of December 31, 2016. Furthermore, those of investments in Poonglim Industrial Co., Ltd. and STX corporation, Dongwoo C&C Co., Ltd, SJCO Co., Ltd, G2 collection Co., Ltd, The Base Enterprise Co., Ltd, Heungjiwon Co., Ltd, Kyesan Engineering Co., Ltd, Good Software Lab Co., Ltd, Wongwang Co., Ltd, Sejin Construction Co., Ltd, Deokwon Food Co., Ltd, QTS Shipping Co., Ltd, DAEA SNC Co., Ltd and ARES-TECH Co., Ltd are nill as of both December 31, 2016 and March 31, 2017.
(*7)	The Group owns over 50% ownership of Woori Renaissance Holdings. However, the investment in this entity was accounted for using equity method as the ownership and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements.
(*8)	As a general partner of Woori Columbus 1st Private Equity Fund, the Group has significant influence over the entity’s operational and financial policy making process, including participating in making decision of dividend or other distribution. As such, the investment in this entity was accounted for using equity method as of March 31, 2017 and December 31, 2016. Meanwhile, as of March 31, 2017, the principal investments in the associates were returned, and is to maintain a 2.0% stake until its liquidation based on the resolution of special meeting of investors.
(*9)	Due to consolidation of stocks and debt-equity swap of Chin Hung International Inc., the Group’s number of holding shares and ownership ratio have decreased.
(*10)	Even though the Group’s ownership ratio of the entity was more than 20%, the Group did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, and thus the entity was excluded from the investment in associates. However, as the workout process was completed during the first quarter ended March 31, 2017, the entity has been included in the investment in associates as of March 31, 2017.
(*11)	Due to capital contribution and others by the Group during the first quarter ended March 31, 2017, the entities has been included in the investment in associates.
(*12)	The Group has sold part of stocks of Poonglim Industrial Co., Ltd., so ownership ratio has decreased.
(*13)	Due to debt-equity swap of STX corporation, capital stock, the Group’s number of holding shares and ownership ratio have increased.
(*14)	As the carrying amounts of certain investments in associates had been reduced to zero, the Bank (the Group) discontinued the use of the equity method in accounting for those investments, and unrecognized losses due to the restricted application of equity method amount to 14,297 million Won and 612 million Won as of March 31, 2017 and December 31, 2016, respectively.
(*15)	Force TEC Co., Ltd is not in scope for the associates, because the Group does not have significant influence over the entity due to the fact that it is going through workout process under receivership as of March 31, 2017.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Acquisition cost	January 1, 2017	Share of profits (losses)	Acquisition (*)	Disposal and others	Dividends	Change in Capital	Others (*)	March 31, 2017
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	6,881	15,289	(3,391)	—	—	—	—	—	11,898
Kumho Tire Co., Inc.	175,652	200,332	8,637	—	—	—	(1,996)	—	206,973
Woori Service Networks Co., Ltd.	108	145	(26)	—	—	—	—	—	119
Korea Credit Bureau Co., Ltd.	3,313	5,592	(79)	—	—	—	—	—	5,513
Korea Finance Security Co., Ltd.	3,266	3,376	61	—	—	(54)	—	—	3,383
Chin Hung International Inc.	89,725	43,032	(21,017)	41,053	—	—	170	(27,686)	35,552
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—	—
STX Engine Co., Ltd.	92,038	43,036	(1,133)	—	—	—	4,489	—	46,392
SamHo Co., Ltd.	7,492	19,729	2,021	—	—	—	(19)	—	21,731
STX Corporation	42,215	—	(34,339)	8,546	—	—	(74)	28,380	2,513
Saman Corporation	8,521	8,699	(173)	—	—	—	26	—	8,552
Woori Growth Partnerships New Technology Private Equity Fund	13,602	13,118	(183)	2,052	(498)	—	(156)	—	14,333
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	1,800	—	1,860	—	—	—	—	3,660
K BANK Co., Ltd.	32,500	30,442	(2,413)	—	—	—	(142)	—	27,887
Smart Private Equity Fund No.2	3,000	—	(37)	3,000	—	—	—	—	2,963
Woori Bank-Company K Korea Movie Asset Fund	1,500	—	—	1,500	—	—	—	—	1,500
Woori Renaissance Holdings	63,000	54,422	2,657	—	—	(51,107)	—	—	5,972

	558,529	439,012	(49,415)	58,011	(498)	(51,161)	2,298	694	398,941

(*)	Increase in investments in subsidiaries and associates due to debt-equity swap and others is 50,300 million Won.

	For the three months ended March 31, 2016
	Acquisition cost	January 1, 2016	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in Capital	March 31, 2016
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	43,917	56,044	(22)	—	(10,561)	(2,971)	—	42,490
Kumho Tire Co., Inc.	175,652	214,050	(2,979)	—	—	—	(121)	210,950
Woori Service Networks Co., Ltd.	108	139	(20)	—	—	—	—	119
Korea Credit Bureau Co., Ltd.	3,313	5,291	(207)	—	—	—	—	5,084
Korea Finance Security Co., Ltd.	3,266	3,711	(88)	—	—	(54)	—	3,569
United PF 1st Corporate financial stability	172,441	187,592	3,264	—	—	—	—	190,856
Chin Hung International Inc.	89,725	43,936	523	—	—	—	73	44,532
Poonglim Industrial Co., Ltd.	13,916	5,313	836	—	—	—	(2,923)	3,226
STX Engine Co., Ltd.	92,038	51,276	52	—	—	—	(307)	51,021
SamHo Co., Ltd.	7,492	14,325	1,076	—	—	—	(9)	15,392
STX Corporation	42,215	4,251	(685)	—			3,984	7,550
Osung LST Co., Ltd.	15,405	10,985	(2,750)	—	—	—	—	8,235
Saman Corporation	8,521	8,521	—	—	—	—	—	8,521
K-Growth crowd 2step Fund	800	—	—	800	—	—	—	800
Woori Renaissance Holdings	63,000	37,121	952	—	—	—	—	38,073
Woori Columbus First PEF	1,200	1,306	(2)	—	—	—	—	1,304

	733,009	643,861	(50)	800	(10,561)	(3,025)	697	631,722

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	March 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	44,120	70	190	(10,029)
Kumho Tire Co., Inc.	5,121,661	3,907,578	2,947,228	(37,895)
Woori Service Networks Co., Ltd.	4,552	2,128	2,810	57
Korea Credit Bureau Co., Ltd.	67,494	14,368	13,664	526
Korea Finance Security Co., Ltd.	30,563	7,656	10,187	164
Chin Hung International Inc.	297,119	304,724	60,749	2,408
Poonglim Industrial Co., Ltd.	263,815	326,191	228,433	(60,461)
STX Engine Co., Ltd.	830,229	722,965	529,846	(27,951)
SamHo Co., Ltd.	770,535	493,336	200,336	18,959
STX Corporation	707,709	1,038,305	1,720,153	(457,446)
Saman Corporation	96,816	62,215	100,169	861
Woori Growth Partnerships New Technology Private Equity Fund	62,591	483	180	(1,472)
2016KIF-IMM Woori Bank Technology Venture Fund	17,676	—	3	(374)
K BANK Co., Ltd.	225,553	11,037	333	(5,332)
Smart Private Equity Fund No.2	14,848	33	—	(185)
Woori Bank-Company K Korea Movie Asset Fund	6,000	—	—	—
Woori Renaissance Holdings	20,540	20,014	—	(1,206)
Woori Columbus 1st Private Equity Fund	803	513	—	(15)

	December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity Private Equity Fund No.1	57,971	427	75,084	38,226
Kumho Tire Co., Inc.	5,079,740	3,914,306	2,156,667	(53,328)
Woori Service Networks Co., Ltd.	4,722	1,782	14,875	801
Korea Credit Bureau Co., Ltd.	71,245	17,322	59,868	3,517
Korea Finance Security Co., Ltd.	32,262	9,759	52,657	700
Chin Hung International Inc.	421,710	354,995	578,640	794
Poonglim Industrial Co., Ltd.	304,718	323,765	156,770	(15,135)
STX Engine Co., Ltd.	865,265	769,481	372,295	(22,978)
Samho Co., Ltd.	740,786	489,130	909,927	68,077
STX Corporation	781,622	1,087,469	1,252,968	(378,782)
Saman Corporation	83,380	47,175	72,850	2,746
Woori Growth Partnerships New Technology Private Equity Fund	57,339	493	37	(2,177)
2016KIF-IMM Woori Bank Technology Venture Fund	9,005	254	5	(250)
K BANK Co., Ltd.	239,806	5,633	2,927	(12,222)
Woori Renaissance Holdings Inc.	127,411	26,703	37,206	33,508
Woori Columbus 1st Private Equity Fund	811	506	3,764	(450)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of March 31, 2017 and December 31, 2016, are as follows:

	As of March 31, 2017
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050 shares	23.0
Saenuel Co., Ltd. (*)	3,531 shares	37.4
E Mirae Tech Co., Ltd. (*)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*)	81,610 shares	27.3
NK Eng Co., Ltd. (*)	697,033 shares	23.1
The season Co., Ltd. (*)	18,187 shares	30.1
Yuil PESC Co., Ltd. (*)	8,642 shares	24.0
Youngdong Sea Food Co., Ltd. (*)	12,106 shares	24.0
Sinseong Trading Co., Ltd. (*)	2,584 shares	27.2
CL Tech Co., Ltd. (*)	13,759 shares	38.6
Force TEC Co., Ltd. (*)	4,780,907 shares	25.8

(*)	Even though the Group’s ownership interest of the entity is more than 20% as a limited partner, the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, and thus the entity has been excluded from the investment in associates.

	As of December 31, 2016
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050 shares	23.0
Saenuel Co., Ltd. (*)	3,531 shares	37.4
E Mirae Tech Co., Ltd. (*)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*)	81,610 shares	27.3
NK Eng Co., Ltd. (*)	697,033 shares	23.1
The season Co., Ltd. (*)	18,187 shares	30.1
Yuil PESC Co., Ltd. (*)	8,642 shares	24.0
Reading Doctors Co., Ltd. (*)	7,398 shares	35.4
Youngdong Sea Food Co., Ltd. (*)	12,106 shares	24.0
Sinseong Trading Co., Ltd. (*)	2,584 shares	27.2
PREXCO Co., Ltd. (*)	919,972 shares	28.1
Hyunwoo International Co., Ltd. (*)	59,873 shares	25.9

(*)	Even though the Group’s ownership interest of the entity is more than 20% as a limited partner, the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, and thus the entity has been excluded from the investment in associates.

(5)	As of March 31, 2017 and December 31, 2016, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	As of March 31, 2017
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential and others	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	44,050	26.4	11,629	—	—	269	11,898
Kumho Tire Co., Inc. (*)	1,102,152	14.2	155,965	48,459	—	2,549	206,973
Woori Service Networks Co., Ltd.	2,424	4.9	119	—	—	—	119
Korea Credit Bureau	53,126	9.9	5,265	248	—	—	5,513
Korea Finance Security Co., Ltd. (*)	22,547	15.0	3,383	—	—	—	3,383
Chin Hung International Inc. (*)	42,250	26.3	11,121	24,566	—	(135)	35,552
Poonglim Industrial Co., Ltd. (*)	(156,738)	30.2	(47,325)	54,465	(20,054)	13,364	—
STX Engine Co., Ltd.	107,264	29.2	31,358	14,954	—	80	46,392
SamHo Co., Ltd.	277,199	7.8	21,731	—	—	—	21,731
STX Corporation (*)	29,405	19.7	5,798	24,614	(27,904)	5	2,513
Saman Corporation	34,601	9.2	3,178	5,374	—	—	8,552
Woori Growth Partnerships New Technology Private Equity Fund	62,108	23.1	14,333	—	—	—	14,333
2016KIF-IMM Woori Bank Technology Venture Fund	17,676	20.0	3,535	—	—	125	3,660
K BANK Co.,Ltd.	214,516	13.0	27,887	—	—		27,887
Smart Private Equity Fund No.2	14,815	20.0	2,963	—	—	—	2,963
Woori Bank-Company K Korea Movie Asset Fund	6,000	25.0	1,500	—	—	—	1,500
Woori Renaissance Holdings	526	51.6	271	3,280	(6,441)	8,862	5,972
Woori Columbus First PEF	290	2.0	6	—	—	(6)	—

(*)	The net asset amount is after reflecting debt-equity swap and others.

	As of December 31, 2016
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	57,544	26.4	15,191	—	—	98	15,289
Kumho Tire Co., Inc. (*)	1,055,219	14.2	149,324	48,459	—	2,549	200,332
Woori Service Networks Co., Ltd.	2,940	4.9	145	—	—	—	145
Korea Credit Bureau	53,923	9.9	5,344	248	—	—	5,592
Korea Finance Security Co., Ltd.	22,503	15.0	3,376	—	—	—	3,376
Chin Hung International Inc. (*)	65,387	28.4	18,593	24,565	—	(126)	43,032
Poonglim Industrial Co., Ltd. (*)	(111,156)	31.0	(34,463)	54,149	(21,062)	1,376	—
STX Engine Co., Ltd.	95,784	29.2	28,002	14,954	—	80	43,036
SamHo Co., Ltd.	251,656	7.8	19,729	—	—	—	19,729
STX Corporation (*)	(250,018)	9.5	(23,633)	24,614	(27,904)	26,923	—
Saman Corporation	36,205	9.2	3,326	5,373	—	—	8,699
Woori Growth Partnerships New Technology Private Equity Fund	56,846	23.1	13,118	—	—	—	13,118
2016KIF-IMM Woori Bank Technology Venture Fund	8,751	20.0	1,750	—	—	50	1,800
K BANK Co.,Ltd.	234,173	13.0	30,442	—	—	—	30,442
Woori Renaissance Holdings	100,708	51.6	51,965	—	(6,441)	8,898	54,422
Woori Columbus First PEF	305	2.0	6	—	—	(6)	—

(*)	The net asset amount is after reflecting preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Acquisition cost	395,244	387,675
Accumulated depreciation	(30,504)	(29,178)

Net carrying value	364,740	358,497

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Beginning balance	358,497	351,496
Acquisition	342	—
Disposal	(463)	—
Depreciation	(999)	(909)
Transfer	1,938	8,524
Foreign currencies translation adjustments	(250)	(11)
Others	5,675	—

Ending balance	364,740	359,100

(3)	Fair value of investment properties is amounting to 379,685 million Won and 382,370 million Won as of March 31, 2017 and December 31, 2016, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of March 31, 2017 and December 31, 2016.

(4)	Rental fee earned from investment properties is amounting to 1,170 million Won and 1,310 million Won for the three months ended March 31, 2017 and 2016, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,484,024	854,153	1,008,408	426,726	24,691	20	3,798,022
Accumulated depreciation	—	(168,968)	(826,024)	(360,706)	—	(16)	(1,355,714)

Net carrying value	1,484,024	685,185	182,384	66,020	24,691	4	2,442,308

	December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,488,745	855,332	1,010,141	424,562	18,717	20	3,797,517
Accumulated depreciation	—	(163,633)	(820,239)	(355,604)	—	(16)	(1,339,492)

Net carrying value	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025
Acquisition	—	2,549	12,400	4,638	5,922	—	25,509
Disposal	—	—	(56)	(247)	(229)	—	(532)
Depreciation	—	(6,501)	(19,226)	(11,189)	—	—	(36,916)
Classified to held for sale	(2,693)	(1,066)	—	—	—	—	(3,759)
Foreign currencies translation adjustment	(828)	(756)	(1,294)	(965)	(397)	—	(4,240)
Transfer	(1,200)	(738)	—	—	—	—	(1,938)
Others	—	(2)	658	4,825	678	—	6,159

Ending balance	1,484,024	685,185	182,384	66,020	24,691	4	2,442,308

	For the three months ended March 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206
Acquisition	—	1,497	10,657	4,159	835	—	17,148
Disposal	—	—	(37)	(665)	—	—	(702)
Depreciation	—	(6,330)	(20,560)	(22,613)	—	—	(49,503)
Foreign currencies translation adjustment	213	225	(13)	(151)	(5)	—	269
Transfer	(7,111)	(1,413)	—	—	—	—	(8,524)
Others	—	(3)	194	23,417	—	—	23,608

Ending balance	1,486,730	697,993	183,532	83,891	1,352	4	2,453,502

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	115,135	189,926	746	320,234	624,527	26,452	1,277,020
Accumulated amortization	—	(153,669)	(429)	(165,997)	(478,264)	—	(798,359)
Accumulated impairment losses	—	—	—	—	(88)	(6,887)	(6,975)

Net carrying value	115,135	36,257	317	154,237	146,175	19,565	471,686

	December 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	124,803	185,202	714	299,031	622,540	26,884	1,259,174
Accumulated amortization	—	(149,725)	(401)	(160,335)	(458,088)	—	(768,549)
Accumulated impairment losses	—	—	—	—	(88)	(6,798)	(6,886)

Net carrying value	124,803	35,477	313	138,696	164,364	20,086	483,739

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	124,803	35,477	313	138,696	164,364	20,086	483,739
Acquisition	105	4,845	32	17,348	4,949	219	27,498
Disposal	—	—	—	—	—	(500)	(500)
Amortization (*)	—	(3,897)	(28)	(5,673)	(15,172)	—	(24,770)
Impairment loss	—	—	—	—	—	(88)	(88)
Foreign currencies translation adjustment	(9,441)	(186)	—	2,819	(1,855)	(146)	(8,809)
Other	(332)	18	—	1,047	(6,111)	(6)	(5,384)

Ending balance	115,135	36,257	317	154,237	146,175	19,565	471,686

(*)	Amortization of other intangible assets amounting to 12,139 million Won is included in other operating expenses.

	For the three months ended March 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	103,525	38,171	344	51,357	201,769	24,640	419,806
Acquisition	—	149	—	7,539	3,550	491	11,729
Disposal	—	—	—	—	—	(2,142)	(2,142)
Amortization	—	(4,002)	(23)	(4,425)	(13,973)	—	(22,423)
Impairment loss	—	—	—	—	2,142	215	2,357
Foreign currencies translation adjustment	2,777	—	—	—	372	(17)	3,132
Other	(523)	—	—	—	97	—	(426)

Ending balance	105,779	34,318	321	54,471	193,957	23,187	412,033

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Premises and equipment	5,496	2,342

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		March 31, 2017
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others.	6,786	Margin deposit for futures and options and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	246,802	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co. Ltd. and others	310,424	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	1,972,691	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	2,859,887	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Dai-Ichi Kangyo Bank Ltd. and others	107,132	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	7,129,154	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,270	Leasehold rights and others

		Total	12,639,146

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

		December 31, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others.	24,589	Margin deposit for futures and options and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	227,249	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co. Ltd. and others	473,476	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	2,546,683	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	836,522	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	7,133	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	6,185,295	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,310	Leasehold rights and others

		Total	10,307,257

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Land	—	4,138
Buildings	—	1,852
Properties for business use	—	202

Total	—	6,192

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		March 31, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	292,665	493,579	Korea Securities Depository and others

Total		292,665	498,038

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of March 31, 2017 and December 31, 2016 are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	9,149,719	315,446

	December 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,746,101	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Prepaid expenses	189,432	111,445
Advance payments	9,057	1,944
Non-operative assets	—	6,192
Others	16,703	9,265

Total	215,192	128,846

20.	FINANCIAL LIABILITY AT FVTPL

Financial liability at FVTPL is composed of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Financial liabilities held for trading	2,564,993	3,036,478
Financial liabilities designated at FVTPL	632,331	766,880

Total	3,197,324	3,803,358

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Deposits due to Customers:
Gold banking liabilities	34,750	26,501
Derivative liabilities	2,530,243	3,009,977

Total	2,564,993	3,036,478

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Equity linked securities index:
Equity linked securities index in short position	538,474	673,906
Debentures:
Debentures in local currency	93,857	92,974

Total	632,331	766,880

(4)	Credit risk adjustments to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Financial liabilities designated at FVTPL subject to credit risk adjustments	632,331	791,530
Changes in fair value for credit risk adjustments	(49)	11
Accumulated changes in credit risk adjustments	(15,829)	(14,998)

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Carrying amount	632,331	766,880
Nominal amount at maturity	699,757	902,375

Difference	(67,426)	(135,495)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Deposits in local currency:
Deposits on demand	7,939,880	9,491,680
Deposits at termination	185,765,974	183,723,369
Mutual installment	36,373	37,128
Deposits on notes payables	912,956	943,446
Deposits on CMA	204,089	203,013
Certificate of deposits	3,707,842	3,836,430
Other deposits	1,370,427	1,360,176

Sub-total	199,937,541	199,595,242

Deposits in foreign currencies	22,482,465	21,453,096
Present value discount	(33,767)	(27,927)

Total	222,386,239	221,020,411

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2017
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5 ~ 0.8	1,288,465
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,571,131
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,779,743

Sub-total			6,639,339

Borrowings in foreign currencies:
Borrowings in foreign currencies	Korea Development Bank and others	0.0 ~ 3.3	7,163,767
Offshore borrowings in foreign currencies	Commonwealth Bank and others	1.5	46,207

Sub-total			7,209,974

Bills sold	Others	0.0 ~ 1.4	34,582
Call money	Bank and others	0.0 ~ 4.4	1,531,064
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 4.5	1,452,109
Present value discount			(472)

Total			16,866,596

	December 31, 2016
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The Bank of Korea	0.5 ~ 0.8	1,598,553
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,534,807
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,922,878

Sub-total			7,056,238

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 5.2	7,737,237
Offshore borrowings in foreign currencies	Wells Fargo	1.4	18,128

Sub-total			7,755,365

Bills sold	Others	0.0 ~ 1.6	26,895
Call money	Bank and others	0.0 ~ 5.1	1,926,779
Bonds sold under repurchase agreements	Other financial institutions	0.0 ~ 4.5	2,004,905
Present value discount			(667)

Total			18,769,515

(1)	Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2017		December 31, 2016
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*):
Ordinary bonds	1.5 ~ 11.8	18,998,817	1.5 ~ 11.8	18,268,403
Subordinated bonds	3.0 ~ 12.6	4,672,293	3.0 ~ 12.6	5,327,335
Other bonds	1.6 ~ 17.0	338,836	17.0	4,006

Sub-total		24,009,946		23,599,744

Discounts on bond		(39,762)		(34,295)

Total		23,970,184		23,565,449

(*)	Included debentures under fair value hedge relationships are 3,329,777 million Won and 3,610,193 million Won as of March 31, 2017 and December 31, 2016, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Asset retirement obligation	61,868	58,076
Provision for guarantee (*1)	206,891	238,117
Provisions for unused commitments	73,889	87,909
Provisions for customer reward credits	26,991	22,093
Other provisions (*2)	14,607	22,282

Total	384,246	428,477

(*1)	Provision for guarantee includes provision for financial guarantee of 60,573 million Won and 67,557 million Won as of March 31, 2017 and December 31, 2016, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	238,117	87,909	22,093	22,282	370,401
Provisions provided	397	252	17,420	7	18,076
Provisions used	(6,696)	(52)	(18,963)	(3,429)	(29,140)
Reversal of unused amount	(29,294)	(14,212)	—	(1,570)	(45,076)
Differences due to foreign currencies translation	(10)	(8)	—	(2,683)	(2,701)
Transfer(*)	—	—	6,427	—	6,427
Others	4,377	—	14	—	4,391

Ending balance	206,891	73,889	26,991	14,607	322,378

(*)	According to contracts with the third parties, Group ultimately will be reimbursed for which it has paid out on behalf of customers, which has incurred through their customer loyalty programs. Therefore, when such obligation incurs, the Group recognizes it as “transfer”, but there is no impact on the Group’s expense.

	For the three months ended March 31, 2016
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	364,141	85,313	5,445	22,581	477,480
Provisions provided	399	4,890	4,870	2,461	12,620
Provisions used	(6,101)	(3)	(3,869)	(1,713)	(11,686)
Reversal of unused amount	(75,266)	(4,848)	—	—	(80,114)
Others	6,917	13	—	(1)	6,929

Ending balance	290,090	85,365	6,446	23,328	405,229

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Beginning balance	58,076	39,121
Provisions provided	424	57
Provisions used	(311)	(209)
Amortization	83	92
Reversal of provisions unused	(727)	—
Changes in restoration costs and others	4,323	19,029

Ending balance	61,868	58,090

24.	NET DEFINED BENEFIT LIABILITY (ASSET)

The characteristics of the Group’s defined benefit retirement pension plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Defined benefit obligation	1,053,899	984,381
Fair value of plan assets	(1,009,861)	(990,653)

Net defined benefit liability(asset)	44,038	(6,272)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Beginning balance	984,381	901,219
Current service cost	36,787	38,344
Interest expense	6,572	5,978
Remeasurements	31,876	42,011
Foreign currencies translation adjustments	(139)	190
Retirement benefit paid	(4,766)	(1,315)
Curtailment or settlement	(6)	—
Others	(806)	191

Ending balance	1,053,899	986,618

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Beginning balance	990,653	801,528
Interest income	7,564	6,155
Remeasurements	(3,156)	(1,715)
Employer’s contributions	—	45,000
Retirement benefit paid	(3,590)	(1,207)
Curtailment or liquidation	(6)	—
Others	18,396	(571)

Ending balance	1,009,861	849,190

(4)	Plan assets wholly consist of time deposits as of March 31, 2017 and December 31, 2016, respectively. Among plan assets, realized returns on plan assets amount to 4,408 million Won and 4,440 million Won for the three months ended March 31, 2017 and 2016, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or liquidation and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Current service cost	36,787	38,344
Net interest income	(992)	(177)

Cost recognized in net income	35,795	38,167
Remeasurements	35,032	43,726

Cost recognized in total comprehensive income	70,827	81,893

Retirement benefit service costs related to defined contribution plans are recognized 1,290 million Won and 1,380 million Won for the three months ended March 31, 2017 and 2016, respectively.

(6)	Key actuarial assumptions used in defined benefit liability (asset) assessment are as follows:

	March 31, 2017	December 31, 2016
Discount rate	2.96%	2.85%
Future wage growth rate	6.07%	6.05%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		March 31, 2017	December 31, 2016
Discount rate	Increase by 1% point	(109,814)	(107,203)
	Decrease by 1% point	128,518	125,395
Future wage growth rate	Increase by 1% point	127,990	124,766
	Decrease by 1% point	(111,035)	(108,344)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Other financial liabilities:
Accounts payable	8,489,405	5,626,661
Accrued expenses	1,798,288	2,055,936
Borrowings from trust accounts	4,643,687	3,329,683
Agency business revenue	508,408	331,159
Foreign exchange payables	597,675	702,968
Domestic exchange payables	3,211,757	8,480,765
Other miscellaneous financial liabilities	3,517,585	1,458,747
Present value discount	(929)	(833)

Sub-total	22,765,876	21,985,086

Other liabilities:
Unearned Income	175,781	171,050
Other miscellaneous liabilities	139,253	128,326

Sub-total	315,034	299,376

Total	23,080,910	22,284,462

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2017
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	Cash flow hedge	Fair value hedge	For trading
Interest rate:
Interest rate futures	6,722	—	—	—	—	—
Interest rate swaps	122,556,713	146,196	401,723	—	14,324	429,644
Long interest rate options	770,000	—	16,198	—	—	—
Short interest rate options	945,000	—	—	—	—	16,596
Currency:
Currency futures	516,665	—	—	—	—	—
Currency forwards	62,523,422	—	847,855	—	—	992,216
Currency swaps	40,628,314	—	782,184	27,232	—	827,581
Long currency options	1,239,677	—	25,023	—	—	—
Short currency options	1,330,617	—	—	—	—	17,825
Stock:
Stock futures	454,145	—	—	—	—	—
Stock swaps	15,000	—	12	—	—	83
Long stock options	3,740,976	—	108,201	—	—	—
Short stock options	4,552,130	—	—	—	6,903	245,409
Others:
Other futures	1,952	—	—	—	—	—
Other swaps	593	—	164	—	—	142
Long options	4,652	—	119	—	—	—
Short options	43,714	—	—	—	—	747

Total	239,330,292	146,196	2,181,479	27,232	21,227	2,530,243

	December 31, 2016
		Assets		Liabilities
	Notional Amount	Fair value Hedge	For trading	Fair value hedge	For trading
Interest rate:
Interest rate futures	54,785	—	—	—	—
Interest rate swaps	118,582,511	139,832	470,057	7,013	509,686
Long interest rate options	860,000	—	21,172	—	—
Short interest rate options	1,035,000	—	—	—	21,863
Currency:
Currency futures	493,733	—	—	—	—
Currency forwards	62,539,094	—	1,265,852	—	1,015,380
Currency swaps	39,782,049	—	1,022,969	—	1,221,959
Long currency options	1,120,949	—	42,126	—	—
Short currency options	907,211	—	—	—	8,589
Stock:
Stock futures	926,392	—	—	—	—
Stock swaps	15,000	—	92	—	88
Long stock options	3,007,969	745	73,261	—	—
Short stock options	4,460,233	—	—	208	228,900
Others:
Other futures	5,105	—	—	—	—
Other swaps	7,918	—	2,645	—	2,331
Long other options	8,307	—	121	—	—
Short other options	64,352	—	—	—	1,181

Total	233,870,608	140,577	2,898,295	7,221	3,009,977

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL (see Notes 7 and 20) and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Gains (losses) from hedged items	18,928	(61,067)
Gains (losses) from hedging instruments	(47,508)	53,338

Meanwhile, the maximum period that the Group is exposed to cash flow risk arising from the hedging transaction discussed above will be terminated by January 2020.

Among gain on valuation of derivatives that are included in the accumulated other comprehensive income, the amount have been reclassified to loss is 26,576 million Won, measured before income tax for the three months ended March 31, 2017.

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Beginning balance	13,422	28,008
New transactions	500	668
Amounts recognized in profits or losses	(2,315)	(2,309)

Ending balance	11,607	26,367

In case some variables to measure fair values of financial instruments are not observable or available in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	March 31, 2017	December 31, 2016
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital Stock	3,381,392 million Won	3,381,392 million Won

(2)	There is no change to be disclosed in numbers of issued and outstanding shares of common stock for the three months ended March 31, 2017 and 2016.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Capital in excess of par value	269,533	269,533
Other capital surplus	16,798	16,798

Total	286,331	286,331

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2017	December 31, 2016
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	March 8, 2012	March 8, 2042	5.8	—	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	930,900	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	September 27, 2046	4.5	553,450	553,450
Issuance cost				(13,500)	(14,104)

Total				3,385,500	3,574,896

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. If the Group makes a resolution not to pay dividends on common stock, and then, the Group is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Accumulated other comprehensive income:
Gain on valuation of available-for-sale financial assets	399,761	386,981
Share of other comprehensive income of joint ventures and associates	(159)	(1,863)
Loss on foreign currency translation of foreign operations	(141,323)	(48,353)
Remeasurement of the net defined benefit liability	(189,918)	(163,397)
Loss on valuation of cash flow hedges	(853)	—

Sub-total	67,508	173,368

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(1,607,884)	(1,607,280)

Total	(1,574,489)	(1,468,025)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	386,981	5,822	11,715	(4,757)	399,761
Share of other comprehensive income (loss) of joint ventures and associates	(1,863)	2,298	—	(594)	(159)
Gain (loss) on foreign currency translation of foreign operations	(48,353)	(123,762)	—	30,792	(141,323)
Remeasurement of the net defined benefit liability	(163,397)	(34,991)	—	8,470	(189,918)
Gain (loss) on valuation of cash flow hedges	—	(1,100)	—	247	(853)

Total	173,368	(151,733)	11,715	34,158	67,508

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

	For the three months ended March 31, 2016
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	374,685	178,393	(56,077)	(24,795)	472,206
Share of other comprehensive income (loss) of joint ventures and associates	6,074	(3,209)	—	(169)	2,696
Gain (loss) on foreign currency translation of foreign operations	(70,789)	(17,202)	—	3,738	(84,253)
Remeasurement of the net defined benefit liability	(197,579)	(43,716)	—	10,555	(230,740)
Gain (loss) on valuation of cash flow hedges	(10,371)	10,118	—	—	(253)

Total	102,020	124,384	(56,077)	(10,671)	159,656

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		March 31, 2017	December 31, 2016
Legal reserve	Legal reserve	1,729,754	1,622,754
	Other legal reserve	45,669	44,634

	Sub-total	1,775,423	1,667,388

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,418,805	7,073,104
	Regulatory reserve for credit loss	2,438,191	2,255,252
	Revaluation reserve	751,964	753,908
	Other voluntary reserve	11,700	11,700

	Sub-total	10,864,060	10,337,364

Retained earnings before appropriation		2,290,982	2,606,814

	Total	14,930,465	14,611,566

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Group since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Beginning balance	14,611,566	13,726,122
Net attributable to owners	637,473	443,292
Dividends on common stock	(269,308)	(168,317)
Dividends on hybrid securities	(49,266)	(50,485)

Ending balance	14,930,465	13,950,612

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Beginning balance	2,438,191	2,255,252
Planned provision of regulatory reserve for credit loss	1,549	182,939

Ending balance	2,439,740	2,438,191

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the three months ended March 31
	2017	2016
Net income	642,731	446,504
Provision of regulatory reserve for credit loss	1,549	18,032
Adjusted net income after the provision of regulatory reserve	641,182	428,472
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	880	562

33.	DIVIDENDS

At the shareholders’ meeting on March 24, 2017, dividend payment for the year ended December 31, 2016 amounting to 269,308 million Won (400 Won per share) was approved.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Financial assets at FVTPL	13,732	15,148
AFS financial assets	76,400	89,377
HTM financial assets	74,983	96,849
Loans and receivables:
Interest on due from banks	21,221	17,206
Interest on loans	1,888,649	1,922,675
Interest of other receivables	8,791	10,253

Sub-total	1,918,661	1,950,134

Total	2,083,776	2,151,508

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Interest on deposits due to customers	588,333	667,704
Interest on borrowings	57,882	55,572
Interest on debentures	151,359	155,588
Interest expense on others	23,458	28,983

Total	821,032	907,847

35.	NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Fees and commissions received (*)	172,634	170,006
Fees and commissions received for provision of guarantee	15,789	17,827
Fees and commissions received on project financing	1,720	4,868
Fees and commissions received on credit card	258,679	223,031
Fees and commissions received on securities	20,510	16,632
Other Fees and commissions received	38,280	17,277

Total	507,612	449,641

(*)	Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Fees paid	31,237	37,382
Credit card commissions	200,074	179,633
Brokerage commissions	227	177
Others	1,122	714

Total	232,660	217,906

36.	DIVIDEND INCOME

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Dividend from financial assets at FVTPL	143	667
Dividend from AFS financial assets	39,685	66,651

Total	39,828	67,318

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Losses on financial assets held for trading	(96,452)	(104,781)
Gains (losses) of financial assets designated at FVTPL	(62,023)	46,514

Total	(158,475)	(58,267)

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2017	2016
Financial assets at	Securities	Gain on valuation	4,840	11,731
FVTPL		Gain on disposals	5,924	4,568
		Loss on valuation	(3,726)	(1,632)
		Loss on disposals	(749)	(2,908)

		Sub-total	6,289	11,759

	Other financial assets	Gain on valuation	1,576	7,996
		Gain on disposals	119	798
		Loss on valuation	(1,619)	(7,830)
		Loss on disposals	(23)	(833)

		Sub-total	53	131

		Total	6,342	11,890

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	231,712	404,351
		Loss on transactions and valuation	(223,564)	(451,411)

		Sub-total	8,148	(47,060)

	Currencies derivatives	Gain on transactions and valuation	3,867,771	2,048,483
		Loss on transactions and valuation	(4,048,664)	(2,060,463)

		Sub-total	(180,893)	(11,980)

	Equity derivatives	Gain on transactions and valuation	210,625	33,581
		Loss on transactions and valuation	(140,435)	(89,218)

		Sub-total	70,190	(55,637)

	Other derivatives	Gain on transactions and valuation	10,017	7,876
		Loss on transactions and valuation	(10,256)	(9,870)

		Sub-total	(239)	(1,994)

		Total	(102,794)	(116,671)

	Total		(96,452)	(104,781)

(3)	Gains (losses) on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Gain (loss) on equity-linked securities
Loss on disposals of equity-linked securities	(12,191)	(3,340)
Gain (loss) on valuation of equity-linked securities	(49,047)	49,275

Sub-total	(61,238)	45,935

Gain on other securities:
Gain on valuation of other securities	98	82

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	(883)	497

Total	(62,023)	46,514

38.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Gains on redemption of securities	327	11
Gains on transaction of securities	21,243	13,389
Impairment losses on securities	(5,785)	(4,113)

Total	15,785	9,287

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Impairment losses due to credit loss	(122,134)	(255,035)
Reversal of provision on guarantee	28,897	74,867
Reversal of provision on (provision provided for) loan commitment	13,960	(42)

Total	(79,277)	(180,210)

40.	OTHER NET OPERATING INCOME (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2017	2016
Employee benefits	Short term employee benefits	Salaries	328,157	322,045
		Employee benefits	99,430	86,965
		Retirement benefit service costs	37,085	39,547
		Redundancy payments	—	386

		Sub-total	464,672	448,943

Depreciation and amortization			49,547	71,926
Other general and administrative expenses		Rent	80,411	79,408
		Taxes and Public dues	29,101	27,364
		Service charges	48,807	57,459
		Computer and IT related	14,388	17,189
		Telephone and communication	15,479	14,945
		Operating promotion	11,050	11,508
		Advertising	7,446	13,020
		Printing	2,142	2,266
		Traveling	3,104	2,413
		Supplies	1,600	1,523
		Insurance premium	2,213	1,794
		Reimbursement	4,467	4,116
		Maintenance	3,551	3,574
		Water, light and heating	4,263	4,463
		Vehicle maintenance	2,362	2,264
		Others	9,667	8,268

		Sub-total	240,051	251,574

		Total	754,270	772,443

(2)	Other operating income recognized is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Gains on transaction of foreign exchange	1,079,690	1,511,325
Gains on disposal of loans and receivables	186,999	62,707
Gains on fair value hedging instrument	64	78,909
Gains on fair value hedged items	18,954	25,183
Others (*)	62,855	49,910

Total	1,348,562	1,728,034

(*)	Other income includes such income amounting to 28,800 million Won and 43,049 million Won for the three months ended March 31, 2017 and 2016, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Losses on transaction of foreign exchange	840,024	1,413,330
KDIC deposit insurance fees	73,110	71,027
Contribution to miscellaneous funds	72,335	75,098
Losses on disposal of loans and receivables	68	5
Losses related to derivatives	47,572	25,571
Losses on fair value hedged items	26	86,250
Others (*)	36,970	41,580

Total	1,070,105	1,712,861

(*)	Other expense includes such expenses amounting to 27,084 million Won for the three months ended March 31, 2016 that the Group recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Gain on valuation	13,377	6,702
Loss on valuation	(62,792)	(6,752)

Total	(49,415)	(50)

(2)	Other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Other non-operating income	46,774	39,976
Other non-operating expenses	(48,473)	(30,819)

Total	(1,699)	9,157

(3)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Rental fee income	1,820	1,900
Gains on disposal of investment in joint ventures and associates	28,420	1,199
Gains on disposal of premises and equipment and other assets	181	217
Reversal of impairment loss on premises and equipment and other assets	32	2,385
Others	16,321	34,275

Total	46,774	39,976

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Depreciation on investment properties	999	909
Interest expenses of rent leasehold deposits	118	127
Loss on disposal of investments in joint ventures and associates	27,684	—
Losses on disposal of premises and equipment and other assets	337	1,730
Impairment losses on premises and equipment and other assets	120	28
Donation	4,554	15,203
Others	14,661	12,822

Total	48,473	30,819

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Current tax expense
Current tax expense in respect of the current period	210,589	86,240
Adjustments recognized in the current period in relation to the current tax of prior periods	(722)	(22,219)

Sub-total	209,867	64,021

Deferred tax expense
Deferred tax expense(benefit) relating to the origination and reversal of temporary differences	(56,047)	64,795
Deferred tax charged direct to equity	32,079	(9,959)

Sub-total	(23,968)	54,836

Income tax expense	185,899	118,857

(2)	Details of income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Net income before income tax expense	828,630	565,361
Tax calculated at statutory tax rate (*)	200,066	136,355
Adjustments
Effect of income that is exempt from taxation	(18,387)	(20,841)
Effect of expense that is not deductible in determining taxable profit	4,847	18,760
Adjustments recognized in the current period in relation to the current tax of prior periods	(722)	(22,219)
Others	95	6,802

Sub-total	(14,167)	(17,498)

Income tax expense	185,899	118,857

Effective tax rate	22.4%	21.0%

(*)	The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won and 3) 24.2% for above 20 billion Won.

(3)	Details of accumulated deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Loss on valuation of AFS securities	(117,682)	(113,161)
Share of other comprehensive income (loss) of joint ventures and associates	356	950
Foreign currency translation of foreign operations	45,407	16,930
Remeasurements of the net defined benefit liability	60,131	51,661
Gain (loss) on cash flow hedge	247	—

Total	(11,541)	(43,620)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the three months ended March 31
	2017	2016
Net income attributable to common shareholders	637,473	443,292
Dividends to hybrid securities	(49,266)	(50,485)
Net income attributable to common shareholders	588,207	392,807
Weighted average number of common shares outstanding	673 million shares	673 million shares
Basic Earnings Per Share (Unit: Korean Won)	874	584

Diluted EPS is equal to basic EPS because there is no dilution effect for the three months ended March 31, 2017 and 2016.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Confirmed guarantees
Guarantee for loans	87,109	79,566
Acceptances	401,698	504,354
Guarantees in acceptances of imported goods	113,326	97,606
Other confirmed guarantees	6,655,856	7,588,661

Total	7,257,989	8,270,187

Unconfirmed guarantees
Local letter of credit	434,541	397,588
Letter of credit	3,561,668	3,844,345
Other unconfirmed guarantees	720,017	859,768

Total	4,716,226	5,101,701

Commercial paper purchase commitments and others	1,390,956	1,389,896

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Loan commitments	80,521,197	83,795,496
Other commitments	5,352,308	4,840,593

(3)	Litigation case

1) The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	March 31, 2017		December 31, 2016
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	97 cases	173 cases	88 cases	175 cases
Amount of litigation	336,773	236,702	308,848	246,465
Provisions for litigations		6,033		5,946

(4)	Other

The Group operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Group is currently performing its own internal investigation to confirm if the Group is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of March 31, 2017, the Group believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Related parties
Corporation that have significant influence over the group	KDIC

Joint ventures	Woori Renaissance Holdings

Associates

Kumho Tires Co., Inc., Woori Blackstone Korea Opportunity Private Equity Fund No.1, Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc.,

Poonglim Industrial Co., Ltd., STX Engine Co., Ltd., Samho International Co., Ltd., STX Corporation, Woori Columbus 1st Private Equity Fund, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co.,Ltd., and Others (Dongwoo C & C Co., Ltd. and other 19 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	March 31, 2017	December 31, 2016
Corporation that have significant influence over the group	KDIC	Loans	4	9
		Other assets	—	270,041
		Deposits due to customers	1,770,077	1,894,631
		Other liabilities	17,958	15,568

Associates	Kumho Tires Co., Ltd.	Loans	303,362	299,523
		Allowance for credit loss	(668)	(715)
		Deposits due to customers	17,447	45,957
		Other liabilities	43	50

	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Other assets Other liabilities	14 306	34 306

	Woori Service Networks Co., Ltd.	Loans	23	29
		Deposits due to customers	1,745	2,572
		Other liabilities	410	393

	Korea Credit Bureau Co., Ltd.	Loans	3	2
		Deposits due to customers	5,037	5,069
		Other liabilities	7	40

	Korea Finance Security Co., Ltd.	Loans	37	55
		Deposits due to customers	2,665	2,801
		Other liabilities	19	6

	Chin Hung International Inc.	Loans	258	4,320
		Allowance for credit loss	(258)	(4,287)
		Deposits due to customers	7,502	14,047
		Other liabilities	297	279

	Poonglim Industrial Co., Ltd.	Deposits due to customers	268	283

Associates	STX Engine Co., Ltd.	Loans	102,871	107,974
		Allowance for credit loss	(85,710)	(89,531)

Related party	A title of account	March 31, 2017	December 31, 2016
	Deposits due to customers	13,327	13,260
	Other liabilities	247	588

Samho International Co., Ltd.	Loans	32,056	37,327
	Allowance for credit loss	(549)	(717)
	Deposits due to customers	81,713	82,917
	Other liabilities	170	216

STX Corporation	Loans	47,260	144,035
	Allowance for credit loss	(29,217)	(92,643)
	Deposits due to customers	11,565	14,412
	Other liabilities	80	90

Woori Columbus 1st Private Equity Fund	Other assets	1	—

K BANK Co.,Ltd.	Loans	975	—
	Allowance for credit loss	(9)	—
	Other assets	72	325

Others (*)	Loans	3,338	619
	Allowance for credit loss	(1,027)	(253)
	Other assets	2	8
	Deposits due to customers	2,585	4,460
	Other liabilities	69	60

(*)	Others include Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C&C Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Deokwon Food Co., Ltd., DAEA SNC Co. Ltd., and Hyunwoo International Co., Ltd.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
Related party		A title of account	2017	2016
Corporation that have significant influence over the group	KDIC	Interest income	—	3,722
		Interest expenses	7,612	4,316

Associates	Kumho Tires Co., Ltd.	Interest income	854	695
		Fees income	5	9
		Interest expenses	—	18
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(47)	51

	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Fees income	14	31

	Woori Service Networks Co., Ltd.	Other income	7	7
		Interest expenses	7	14
		Fees expenses	179	233
		Other expenses	124	58

	Korea Credit Bureau Co., Ltd.	Interest expenses	17	40
		Fees expenses	12	—

	Korea Finance Security Co., Ltd.	Interest expenses	3	2
		Fees expenses	—	25

	Chin Hung International Inc.	Interest income	53	67
		Fees income	1	1
		Interest expenses	6	3
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(4,029)	61

	Poonglim Industrial Co., Ltd.	Interest expenses	—	2
		Reversal of allowance for credit loss	—	(37)

	STX Engine Co., Ltd.	Interest income	332	335
		Fees income	84	29
		Interest expenses	35	6
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(3,821)	1,954

	Samho International Co., Ltd.	Interest income	180	227
		Fees income	5	4
		Interest expenses	111	145
		Reversal of allowance for credit loss	(168)	(502)

	Force TEC Co., Ltd. (*1)	Interest income	—	65
		Impairment losses due to credit loss	—	11,489

	STX Corporation	Interest income	218	318
		Fees income	34	30
		Interest expenses	2	2
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(63,426)	9,237

			For the three months ended March 31
Related party		A title of account	2017	2016

Associates	Woori Columbus 1st Private Equity Fund	Fees income	—	136

	Osung LST Co., Ltd.(*2)	Interest income	—	56

	K BANK Co.,Ltd.(*3)	Fees income	199	—
		Other income	1,051	—
		Impairment losses due to credit loss	9	—

	Others(*4)	Interest expenses	3	—
		Impairment losses due to credit loss	774	11

(*1)	Force TEC Co., Ltd is not in scope for the associates, because the Group does not have significant influence over the entity due to the fact that it is going through workout process under receivership as of March 31, 2017.
(*2)	Due to disposition previous year, the entity is not in scope for associate.
(*3)	Due to capital contribution during the year ended December 31, 2016, the entity has been included in the investment in associates.
(*4)	Others include Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C&C Co., Ltd., Saman Corporation, DAEA SNC Co., Ltd., and Hyunwoo International Co., Ltd.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
KDIC	1,500,496	1,500,000	Loan commitment
Kumho Tires Co., Inc.	24,740	24,187	Letter of credit and others
	92,375	126,435	Loan commitment
Korea Finance Security Co., Ltd.	223	205	Loan commitment
Korea Credit Bureau Co., Ltd.	32	33	Loan commitment
Woori Service Networks Co., Ltd.	177	171	Loan commitment
Chin Hung International Inc.	292	274	Loan commitment
STX Engine Co., Ltd	40,830	63,103	Letter of credit and others
	243	685	Loan commitment
SamHo Co., Ltd.	35,854	30,083	Loan commitment
STX corporation	27,854	24,316	Letter of credit and others
	58	71	Loan commitment
K BANK Co., Ltd.	34	—	Loan commitment

For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 53,645 million Won and 70,587 million Won, as of March 31, 2017 and December 31, 2016, respectively.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016 (*)
Short term benefits	2,877	2,730
Severance payments	163	123

Total	3,040	2,853

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 1,302 million Won and 5,457 million Won, respectively, as of March 31, 2017. With respect to the assets, the Group has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	March 31, 2017	December 31, 2016	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Trust accounts	43,193,025	38,807,666	203,016	189,211

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Receivables
Trust fees receivables	23,883	23,667
Payables
Borrowings from trust accounts	3,766,695	2,687,776

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2017	2016
Revenue
Trust fees	34,735	14,208
Expense
Interest expenses on borrowings from trust accounts	8,117	13,116

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts

1)	As of March 31, 2017 and December 31, 2016, the carrying of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Principal guaranteed trusts
Old-age pension trusts	4,406	4,513
Personal pension trusts	530,322	532,959
Pension trusts	756,567	741,759
Retirement trusts	52,744	53,773
New personal pension trusts	8,458	8,536
New old-age pension trusts	2,742	2,919

Sub-total	1,355,239	1,344,459

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	788	787

Sub-total	807	806

Total	1,356,046	1,345,265

2)	As of March 31, 2017 and December 31, 2016, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2017	December 31, 2016
Liabilities for the account (subsidy for trust account adjustment)	8	30

47.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed of its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed of in due order during the period from March 2014 to June 2014.

With respect to the privatization of Woori Bank, the PFOC announced a plan on the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and on the disposal of controlling and non-controlling interests (30% of ownership and 26.97% of ownership, respectively) of Woori Bank after newly listing its shares on the stock exchange. Pursuant to the plan, the Group merged with the Holding Company as of November 1, 2014, and was listed on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, Korea Deposit Insurance Corporation (“KDIC”) commenced the bidding to dispose of controlling and non-controlling interests of the Group. With the successful bidding for non-controlling interests only, KDIC’s ownership of the Group decreased from 56.97% to 51.04%. Further, KDIC’s ownership of the Group was changed to 51.06% due to retirement of treasury stocks on October 2015.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss the means to promote the privatization plan. PFOC thereby announced a plan to maximize the retrieval of public fund that was initially invested and to sell the controlling shares to the investors (“oligopolistic shareholders”), in an effort to promote the early privatization and development of financial industry.

On October 2, 2015, Financial Services Commission (“FSC”) announced the amendment on normalization of business memorandum of understanding (“MOU”) in an effort to promote corporate value through enhanced managerial autonomy of the Group. FSC subsequently made amendments to the Enforcement Decree of the Special Act on the Management of Public Funds on March 29, 2016.

In addition, on August 22, 2016, PFOC announced a plan to sell about 30% shares out of 51.06% shares held by KDIC to multiple investors, ranging from 4 to 8% ownership each. Pursuant to the plan, the KDIC commenced the bidding to dispose of its shares by putting up a public notice of sale on August 24, 2016. As of September 23, 2016, KDIC received letters of intent from eighteen potential investors, with an intent to hold shares ranging from 82% to 119%. As a result of the bid, eight potential investors submitted bid letters for total of 33.7% shares. On November 13, PFOC announced that seven selected buyers acquired total of 29.69% shares of the Group. Upon successful privatization of the Group, PFOC, in an effort to ensure autonomous management of the private sector (i.e., oligopolistic shareholders), released the Group from the MOU on December 16, 2016. Further, in consideration with the benefits of privatization and the retrieval of public fund, the government will hold a discussion with PFOC on its plan to sell the 21.37% of the remaining shares of the Group held by KDIC.

48.	TERMINATION OF CONTRACT AND FOLLOW-UP AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

Upon successful privatization, the MOU on management normalization between the Group and KDIC on December 16, 2016 was terminated. The same parties instead signed a written agreement on disposal of shares of the Group for the purpose of the appropriate public fund management. According to the agreement, KDIC has the right to appoint one personnel from KDIC as a non-executive member of the board of directors of the Group, as long as KDIC holds over 10% voting shares, or is the largest shareholder (disregarding National Pension Service) holding more than 4% but less than 10% shares. Also, KDIC may claim inspection of the information related to the minutes of the board of directors and agenda that may have significant impact on the residual shares, as long as KDIC holds over 4% shares of the Group.